As filed with the SEC on _________________.	Registration No. 33-86780

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM S-1

Post-Effective Amendment No. 11

REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

PRUCO LIFE INSURANCE COMPANY

in respect of

PRUCO LIFE VARIABLE CONTRACT
REAL PROPERTY ACCOUNT

(Exact Name of Registrant)

c/o PRUCO LIFE INSURANCE COMPANY
213 Washington Street
Newark, New Jersey 07102-2992
(800) 778-2255
(Address and telephone number of principal executive offices)
_________________

Thomas C. Castano
Assistant Secretary
Pruco Life Insurance Company
213 Washington Street
Newark, New Jersey 07102-2992
(800) 778-2255
(Name, address, and telephone number of agent for service)

Copy to:
Jeffrey C. Martin
Shea & Gardner
1800 Massachusetts Avenue, N.W.
Washington, D.C. 20036
_________________

                                                      CROSS REFERENCE SHEET
                                                    (as required by Form S-1)

S-1 Item Number and Caption                                          Location

   1.   Forepart of the  Registration  Statement and Outside
        Front Cover Page of Prospectus......................         Cover

   2.   Inside   Front  and  Outside  Back  Cover  Pages  of
        Prospectus..........................................         Inside Front Cover

   3.   Summary  Information,  Risk  Factors  and  Ratio  of
        Earnings to Fixed Charges...........................         Prospectus Cover; Summary; Risk Factors

   4.   Use of Proceeds.....................................         Investment    Policies;    Current   Real    Estate-Related
                                                                     Investments;   Management's   Discussion  and  Analysis  of
                                                                     Financial Condition and Results of Operations

   5.   Determination of Offering Price.....................         Not Applicable

   6.   Dilution............................................         Not Applicable

   7.   Selling Security Holders............................         Not Applicable

   8.   Plan of Distribution................................         Distribution of the Contracts

   9.   Description of Securities to be Registered..........         Prospectus Cover;  General Information about Pruco Life
                                                                     Insurance  Company,  Pruco Life  Variable
                                                                     Contract Real Property  Account,  The  Prudential  Variable
                                                                     Contract  Real  Property  Partnership,  and The  Investment
                                                                     Manager;  The Real  Property  Account's  Unavailability  to
                                                                     Certain   Contracts;    Valuation   of   Contract   Owners'
                                                                     Participating   Interests;    Charges;    Restrictions   on
                                                                     Withdrawals;  Restrictions on Contract  Owners'  Investment
                                                                     in the Real Property Account

  10.   Interests of Named Experts and Counsel..............         Not Applicable

  11.   Information With Respect to the
        Registrant..........................................         General Information about Pruco Life Insurance Company,
                                                                     Pruco Life Variable Contract Real Property Account,
                                                                     The  Prudential  Variable  Contract Real Property
                                                                     Partnership,   and  The  Investment   Manager;   Investment
                                                                     Policies;   Current   Real   Estate-Related    Investments;
                                                                     Management's   Discussion   and   Analysis   of   Financial
                                                                     Condition and Results of Operations;  Per Share  Investment
                                                                     Income  and  Capital  Changes;   Investment   Restrictions;
                                                                     Conflicts  of  Interest;   Valuation  of  Contract  Owners'
                                                                     Participating Interests; Financial Statements;  Litigation;
                                                                     State Regulation; Federal Income Tax Considerations

  12.   Disclosure  of   Commission   Position  on  Indemni-
        fication for Securities Act Liabilities.............         Not Applicable

PART I

INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

May 1, 2004

PRUCO LIFE
VARIABLE CONTRACT
REAL PROPERTY ACCOUNT

This prospectus is attached to two other types of prospectuses. The first describes either a variable annuity contract or a variable life insurance contract (collectively, the "Contract") issued by Pruco Life Insurance Company ("Pruco Life," "us," "we," or "our"), a stock life insurance company that is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"). The second prospectus describes several investment options available under that variable contract through The Prudential Series Fund, Inc. (the "Series Fund"). The Series Fund is registered under the Investment Company Act of 1940 as an open-end, diversified management investment company. The Series Fund consists of separate investment portfolios that are mutual funds, each with a different investment policy and objective.

This prospectus describes the Pruco Life Variable Contract Real Property Account (the “Real Property Account”), an additional available investment option. Although it is not a mutual fund, in many ways it is like a mutual fund. Instead of holding a diversified portfolio of securities, such as stocks or bonds, it consists mainly of a portfolio of commercial and residential real properties.

Pruco Life determines the price of a “share” or, as we call it, a “participating interest” in this portfolio of properties, just as it does for the other investment options. It is based upon our best estimate of the fair market value of the properties and other assets held in this portfolio. The portion of your “Contract Fund” (the total amount invested under the Contract) that you allocate to this investment option will change daily in value, up or down, as the fair market value of these real properties and other assets change.

The risks of investing in real property are different from the risks of investing in mutual funds. See RISK FACTORS, page 9. Also, your ability to withdraw or transfer your investment in this option is not as freely available as it is for the other investment options. See RESTRICTIONS ON WITHDRAWALS, page 16.

Please read this prospectus and keep it for future reference.

The Securities and Exchange Commission (“SEC”) maintains a Web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Pruco Life Insurance Company

213 Washington Street

Newark, New Jersey 07102-2992

Telephone: (800) 778-2255

PRPA-1 Ed 5-2004

                                                      PROSPECTUS CONTENTS

GENERAL  INFORMATION ABOUT PRUCO LIFE INSURANCE  COMPANY,  PRUCO LIFE VARIABLE  CONTRACT REAL PROPERTY  ACCOUNT,  THE PRUDENTIAL

FINANCIAL STATEMENTS OF PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT....................................................A1

FINANCIAL STATEMENTS OF THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY
PARTNERSHIP...................................................................................................................B1

                                PER SHARE INVESTMENT INCOME, CAPITAL CHANGES AND SELECTED RATIOS
                                        (FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD)

The  following  information  on per share  investment  income,  capital  changes and selected  ratios has been provided for your information.
This page should be read in conjunction with the financial statements and notes thereto of The Prudential Variable Contract
Real Property Partnership included in this prospectus.

                                                         01/01/2003     01/01/2002     01/01/2001      01/01/2000     01/01/1999
                                                             to             to             to              to             to
                                                         12/31/2003     12/31/2002     12/31/2001      12/31/2000     12/31/1999

Revenue from real estate and improvements                  $ 3.43         $ 3.22         $ 2.71          $ 2.32         $ 2.08
Equity in income of real estate partnership                $ 0.07         $ 0.03         $ 0.08          $ 0.08         $ 0.01
Dividend income from real estate investment trusts         $ 0.00*        $ 0.00*        $ 0.24          $ 0.18         $ 0.12
Interest on short-term investments                          $0.04          $0.06         $ 0.03          $ 0.13         $ 0.16

TOTAL INVESTMENT INCOME                                    $ 3.54         $ 3.31         $ 3.06          $ 2.71         $ 2.37

Investment Management fee                                  $ 0.33         $ 0.30         $ 0.30          $ 0.28         $ 0.26
Real Estate Taxes                                          $ 0.34         $ 0.35         $ 0.30          $ 0.25         $ 0.25
Administrative expense                                     $ 0.46         $ 0.41         $ 0.28          $ 0.25         $ 0.21
Operation expense                                          $ 0.67         $ 0.64         $ 0.60          $ 0.44         $ 0.37
Interest expense                                           $ 0.33         $ 0.24         $ 0.20          $ 0.07         $ 0.01
Minority interest in consolidated partnership              $ 0.03         $ 0.04         $ 0.02          $ 0.00 *       $ 0.00 *

TOTAL INVESTMENT EXPENSES                                   $2.16          $1.98         $ 1.70          $ 1.29         $ 1.10

NET INVESTMENT INCOME                                      $ 1.38         $ 1.33         $ 1.36          $ 1.42         $ 1.27

Net  realized  gain (loss) on real estate  investments
sold
     or converted                                          $ 0.06         $ 0.05        ($ 0.02)         $ 0.27        ($ 0.00) *

Change  in  unrealized  gain  (loss)  on  real  estate    ($ 0.81)       ($ 1.07)       ($ 0.26)         $ 0.23        ($ 0.68)
investments
Minority   interest  in  unrealized   gain  (loss)  on     $ 0.10         $ 0.02         $ 0.00 *        $ 0.04        ($ 0.00) *
investments

Net unrealized gain (loss) on real estate investments     ($ 0.91)       ($ 1.09)       ($ 0.26)         $ 0.19        ($ 0.68)

NET REALIZED AND UNREALIZED
       GAIN (LOSS) ON INVESTMENTS                         ($ 0.85)       ($ 1.04)       ($ 0.28)         $ 0.46        ($ 0.68)

Net change in share value                                  $ 0.55         $ 0.29         $ 1.08          $ 1.88         $ 0.59

Share value at beginning of period                        $ 24.11        $ 23.82        $ 22.74         $ 20.86        $ 20.27
Share value at end of period                              $ 24.66        $ 24.11        $ 23.82         $ 22.74        $ 20.86

Ratio of expenses to average net assets (1)                 8.94%          8.34%          7.26%           6.07%          5.33%

Ratio of net  investment  income to average net assets      5.77%          5.59%          5.93%           6.49%          6.12%
(1)

Number of shares outstanding at
   end of period (000's)                                   7,640          8,193           8,922          9,831          10,472

All per share calculations are based on weighted average shares outstanding.
Per share information  presented herein is shown on a basis consistent with the financial  statements as discussed in Note 2J on page B10.
(1)  Average net assets are calculated based on an average of ending monthly net assets.
*Per Share amount less than $0.01 (rounded)

SUMMARY

This Summary provides a brief overview of the more significant aspects of the Real Property Account. We provide further detail in the subsequent sections of this prospectus.

The Real Property Account is a separate account of Pruco Life Insurance Company (“Pruco Life”) created pursuant to Arizona insurance law. Under that law, the assets of the Real Property Account are not chargeable with liabilities arising out of any other business of Pruco Life. Owners of certain variable life insurance and variable annuity contracts issued by Pruco Life may allocate a portion of their net premiums or purchase payments, or transfer a portion of their Contract Fund, to the Real Property Account. Values and benefits under the Contracts will thereafter reflect the investment experience of the Real Property Account. Contract owners, not Pruco Life, bear the risks and rewards of the investment performance of the Real Property Account to the extent of the Contract owner’s Contract Fund invested in the Real Property Account. This prospectus is attached to and should be read in conjunction with the prospectus for the Contract you selected.

Investment of The Real Property Account Assets

The Real Property Account assets are invested primarily in income-producing real estate through The Prudential Variable Contract Real Property Partnership (the “Partnership”) which is a general partnership that was established by Prudential and two of its wholly-owned subsidiaries, Pruco Life Insurance Company (“Pruco Life”) and Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”). See The Prudential Variable Contract Real Property Partnership, page 4. Currently Prudential serves as the investment manager of the Partnership. Prudential acts through Prudential Investment Management, Inc. See The Investment Manager, page 5. The Partnership invests at least 65% of its assets in direct ownership interests in:

    1.  income-producing real estate;

    2.  participating mortgage loans (mortgages providing for participation in the revenues generated by, or the appreciation of, the underlying property, or both)
        originated for the Partnership; and

    3.  real property sale-leasebacks negotiated on behalf of the Partnership.

The large majority of these real estate investments will be in direct ownership interests in income producing real estate, such as office buildings, shopping centers, apartments, industrial properties or hotels. The Partnership may also invest up to 5% of its assets in direct ownership interests in agricultural land. Approximately 10% of the Partnership’s assets will be held in cash or invested in liquid instruments and securities. The remainder of the Partnership’s assets may be invested in other types of real estate related investments, including non-participating mortgage loans and real estate investment trusts.

Investment Objectives

The investment objectives of the Partnership are to:

    1.  preserve and protect the Partnership’s capital;

    2.  compound income by reinvesting investment cash flow; and

    3.  over time, increase the income amount through appreciation in the value of permitted investments and, to a lesser extent, through mortgage loans and sale-leaseback transactions.

There is no assurance that the Partnership’s objectives will be attained. See INVESTMENT POLICIES, page 5.

Risk Factors

Investment in the Real Property Account, and thereby, participation in the investment experience of the Partnership, involves significant risks. See RISK FACTORS, page 9. These include the risk of fluctuating real estate values and the risk that the appraised or estimated values of the Partnership’s real property investments will not be realized upon their disposition. Many of the Partnership’s real estate investments will not be quickly convertible into cash. Therefore, the Real Property Account should be viewed as a long-term investment. See RESTRICTIONS ON WITHDRAWALS, page 16.

Pruco Life and the investment manager have taken steps to ensure that the Real Property Account and Partnership will be sufficiently liquid to satisfy all withdrawal or loan requests promptly (within seven days), see Liquidity of Investments, page 10. Prudential’s management of the Partnership is subject to certain conflicts of interest, including the possible acquisition of properties from Prudential Financial affiliates. See CONFLICTS OF INTEREST, page 12.

Charges

The Partnership pays a daily investment management fee which amounts to 1.25% per year of the average daily gross assets of the Partnership. The Partnership also compensates the investment manager for providing certain accounting and administrative services. See CHARGES, page 16. The portion of your Contract Fund allocated to the Real Property Account is subject to the same Contract charges as the portion of your Contract Fund allocated to The Prudential Series Fund, Inc. (the “Series Fund”). The Series Fund is the underlying funding vehicle for the other variable investment options available to Contract owners. You should read the Contract prospectus for a description of those charges.

Availability to Pruco Life Contracts

The Real Property Account is currently available to purchasers of Pruco Life’s Variable Appreciable Life® Insurance Contracts, Variable Life Insurance Contracts, Discovery® Life Plus Contracts, and Discovery® Plus Contracts. It is not available on Contracts that are purchased in connection with IRAs, Section 403(b) annuities, and other tax-qualified plans, that are subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) or to the prohibited transaction excise tax provisions of the Internal Revenue Code. See THE REAL PROPERTY ACCOUNT’S UNAVAILABILITY TO CERTAIN CONTRACTS, page 14. For example, a Variable Appreciable Life Contract owner who elects to invest part of his or her net premiums in the Pruco Life Variable Appreciable Account, a separate account of Pruco Life registered as a unit investment trust under the Investment Company Act of 1940, and part in the Real Property Account, will be subject to the same: (1) monthly sales charges; (2) risk charges; (3) administrative charges; (4) insurance charges; and (5) contingent deferred sales charges without regard to what portion is invested in the Pruco Life Variable Appreciable Account and what portion is invested in the Real Property Account. The Real Property Account has established different subaccounts, relating to the different types of variable Contracts that may participate in the Real Property Account. These subaccounts provide the mechanism and maintain the records whereby these different Contract charges are made.

This prospectus may only be offered in jurisdictions in which the offering is lawful. No person is authorized to make any representations in connection with this offering other than those contained in this prospectus.

GENERAL	INFORMATION ABOUT PRUCO LIFE INSURANCE COMPANY, PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT, THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP, AND THE INVESTMENT MANAGER

Pruco Life Insurance Company

Pruco Life Insurance Company (“Pruco Life”) is a stock life insurance company, organized in 1971 under the laws of the State of Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Guam, and in all states except New York. These Contracts are not offered in any state in which the necessary approvals have not been obtained.

Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America (“Prudential”), a New Jersey stock life insurance company that has been doing business since 1875. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”), a New Jersey insurance holding company. As Pruco Life’s ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of Pruco Life and Prudential. However, neither Prudential Financial, Prudential, nor any other related company has any legal responsibility to pay amounts that Pruco Life may owe under the contract or policy.

Pruco Life’s consolidated financial statements appear in the statement of additional information for the Contract prospectus, which is available upon request.

Pruco Life Variable Contract Real Property Account

The Pruco Life Variable Contract Real Property Account (the “Real Property Account”) was established on August 27, 1986 under Arizona law as a separate investment account. The Real Property Account meets the definition of a “separate account” under the federal securities laws. The Real Property Account holds assets that are separated from all of Pruco Life’s other assets. The Real Property Account is used only to support the variable benefits payable under the Contracts that are funded by the real estate investment option.

The Contract obligations to Contract owners and beneficiaries are general corporate obligations of Pruco Life. Pruco Life is also the legal owner of the Real Property Account assets. Pruco Life will maintain assets in the Real Property Account with a total market value at least equal to the amounts credited under the real estate option to all the Contracts participating in the Real Property Account. These assets may not be charged with liabilities which arise from any other business that Pruco Life conducts. In addition to these assets, the Real Property Account’s assets may include funds contributed by Pruco Life, and reflect any accumulations of the charges Pruco Life makes against the Real Property Account. See Valuation of Contract Owner’s Participating Interests, page 14.

Pruco Life will bear the risks and rewards of the Real Property Account’s investment experience to the extent of its investment in the Real Property Account. Pruco Life may withdraw or redeem its investment in the Real Property Account at any time. We will not make any such redemption if it will have a materially adverse impact on the Real Property Account. Accumulations of charges will be withdrawn on a regular basis.

Unlike the other separate accounts funding the Contracts, the Real Property Account is not registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940 as an investment company. For state law purposes, the Real Property Account is treated as a part or division of Pruco Life. Contract owners have no voting rights with respect to the Real Property Account. The Real Property Account is under the control and management of Pruco Life. The Board of Directors and officers of Pruco Life are responsible for the management of the Real Property Account. No salaries of Pruco Life personnel are paid by the Real Property Account. Information regarding the directors and officers of Pruco Life is contained in the attached prospectus for the Contract. The financial statements of the Real Property Account begin on page A1.

The Prudential Variable Contract Real Property Partnership

The assets of the Real Property Account are invested in The Prudential Variable Contract Real Property Partnership (the “Partnership”). The Partnership, a general partnership organized under New Jersey law on April 29, 1988, was formed through an agreement among The Prudential Insurance Company of America, Pruco Life Insurance Company, and Pruco Life Insurance Company of New Jersey, to provide a means for assets allocated to the real estate investment option under certain variable life insurance and variable annuity contracts issued by the respective companies to be invested in a commingled pool. This was done to provide greater diversification of investments and lower transaction costs than would be possible if the assets were separately invested by each company. All amounts allocated to the Real Property Account are contributed by Pruco Life to the Partnership. Pruco Life’s general partnership interest in the Partnership is held in the Real Property Account.

The initial contributions to the Partnership were made on April 29, 1988. Prudential contributed $100,000 in cash to the Partnership; Pruco Life of New Jersey contributed $100,000 in cash to the Partnership; and Pruco Life contributed the real estate and other assets held in its real estate separate account, which had been actively investing in real estate for more than a year. Those assets had an estimated market value of $91,538,737 on that date. Each Partner is entitled to its respective proportionate share of all income, gains, and losses of the Partnership.

The Partnership assets are valued on each business day. The value of each Partner’s interest will fluctuate with the investment performance of the Partnership. In addition, the Partners’ interests are proportionately readjusted, at the current value, on each day when a Partner makes a contribution to, or withdrawal from, the Partnership. When you choose to allocate a portion of your net premiums or purchase payments, or transfer a portion of your Contract Fund, to the Real Property Account, Pruco Life will contribute that amount to the Partnership as a capital contribution. It will correspondingly increase the Real Property Account’s interest in the Partnership. Values and benefits under the Contract will thereafter vary with the performance of the Partnership’s investments. For more information on how the value of your interest in the Real Property Account and the value of the Partnership’s investments are calculated, see VALUATION OF CONTRACT OWNERS’ PARTICIPATING INTERESTS, page 14.

Contract owners have no voting rights with respect to the Partnership operations. The financial statements of the Partnership begin on page B1.

The Investment Manager

Currently, Prudential Investment Management, Inc. (“PIM”) acts as investment manager of the Partnership. PIM invests in and manages real estate equities and mortgages for the general account and separate accounts of Prudential Financial affiliates, and other third party accounts.

PIM, on behalf of the general account, and separate accounts of Prudential Financial affiliates, and other third party accounts, is one of the largest real estate investors in North America. PIM and Prudential Financial affiliates participate in real estate ventures through public and private partnerships. As of December 31, 2003, PIM managed $35.4 billion of net domestic real estate mortgages and equities of which $18.7 billion is in Prudential’s general account and $16.7 billion is in separate accounts and other third party accounts. Statement value for general account assets is recorded at depreciated cost and for assets in separate accounts and other third party accounts at market value. For a discussion of how the Partnership’s real estate-related investments are valued, see VALUATION OF CONTRACT OWNERS’ PARTICIPATING INTERESTS, page 14.

PIM has organized its real estate activities into separate business units within Prudential’s Global Asset Management Group. Prudential Real Estate Investors (PREI) is the unit responsible for the investments of the Real Property Partnership. PREI’s investment staff is responsible for both general account and third party account real estate investment management activities.

PREI provides investment management services on a domestic basis and also acts as part of a global team providing these services to institutional investors worldwide. PREI is headquartered in Parsippany, New Jersey and has 4 field offices across the United States. As of December 31, 2003, PREI had under management approximately 37.0 million net rentable square feet of office real estate, 14.2 million net rentable square feet of industrial real estate, 11.6 million net rentable square feet of retail real estate, 4,792 hotel rooms, and 23,114 multifamily residential units.

Various divisions of Prudential Financial may provide PREI with services that may be required in connection with the Partnership’s investment management agreement. The mortgage operation currently manages and administers a portfolio of mortgage loans totaling approximately $38.2 billion.

PIM has entered into an administrative services agreement with Prudential, Pruco Life Insurance Company, and Pruco Life Insurance Company of New Jersey under which it pays the companies a fee for performing certain of PIM's recordkeeping and other obligations under its investment management agreement with the Partnership.

INVESTMENT POLICIES

Overview

The Partnership has an investment policy of investing at least 65% of its assets in direct ownership interests in income-producing real estate and participating mortgage loans. The largest portion of these real estate investments are direct ownership interests in income-producing real estate, such as office buildings, shopping centers, hotels, apartments, or industrial properties. Approximately 10% of the Partnership’s assets are generally held in cash or invested in liquid instruments and securities although the Partners reserve discretion to increase this amount to meet partnership liquidity requirements. The remainder of the Partnership’s assets are invested in other types of real estate-related investments, including real estate investment trusts.

Investment in Direct Ownership Interests in Real Estate

Acquisition.     The Partnership’s principal investment policy involves acquiring direct ownership interests in existing (including newly constructed) income-producing real estate, including office buildings, shopping centers, apartment buildings, industrial properties, and hotels. The Partnership may also invest up to 5% of its assets in direct ownership interests in agricultural land. Property acquisitions will generally be carried out by the real estate acquisition offices in PREI’s network of field offices located in Parsippany, New Jersey, Atlanta, Georgia, Chicago, Illinois and San Francisco, California. A field office or an affiliate of Prudential Financial supervises the management of properties in all of PIM’s accounts.

Proposals to acquire properties for the Partnership are usually originated by a field office. They are reviewed and approved by the Investment Management Committee of PREI. Depending upon the size of the acquisition and other factors, a proposed real estate investment may also be submitted for review to the Investment Committee of the Board of Directors of Prudential.

Although percentage limitations on the type and location of properties that may be acquired by the Partnership have not been established, the Partnership plans to diversify its investments through the type of property acquired and its geographic location. The Partnership’s investments will be maintained to meet the Internal Revenue Code diversification requirements. See General Investment and Operating Policies, page 8.

In order for the Partnership to meet its stated objectives, it will have to acquire properties that generate more cash than needed to pay its gross operating expenses. To do this, a substantial portion of the Partnership’s assets will be invested in properties with operating histories that include established rent and expense schedules. However, the Partnership may also acquire recently constructed properties that may be subject to agreements with sellers providing for certain minimum levels of income. Upon the expiration of or default under these agreements, there is no assurance that the Partnership will maintain the level of operating income necessary to produce the return it was previously experiencing. The Partnership may purchase real property from Prudential Financial or its affiliates under certain conditions. See CONFLICTS OF INTEREST, page 12.

The property acquired by the Partnership is usually real estate which is ready for use. Accordingly, the Partnership is not usually subject to the development or construction risks inherent in the purchase of unimproved real estate. From time to time, however, the Partnership may invest in a developmental real estate project that is consistent with the Partnership’s objectives. The Partnership will then be subject to those risks.

The Partnership will often own the entire fee interest in an acquired property, but it may also hold other direct ownership interests. These include, but are not limited to, partnership interests, limited liability company interests, leaseholds, and tenancies in common.

Property Management and Leasing Services. The Partnership usually retains a management company operating in the area of a property to perform local property management services. A field office or other affiliate of Prudential Financial will usually: (1) supervise and monitor the performance of the local management company; (2) determine and establish the required accounting information to be supplied; (3) periodically inspect the property; (4) review and approve property operating budgets; and (5) review actual operations to ensure compliance with budgets. In addition to day-to-day management of the property, the local management company will have responsibility for: (1) supervision of any on-site personnel; (2) negotiation of maintenance and service contracts; (3) major repair advice; (4) replacements and capital improvements; (5) the review of market conditions to recommend rent schedule changes; and (6) creation of marketing and advertising programs to obtain and maintain good occupancy rates by responsible tenants. The local management company fees will reduce the cash flow from the property to the Partnership.

The Partnership usually retains a leasing company to perform leasing services on any property with actual or projected vacancies. The leasing company will coordinate with the property management company to provide marketing and leasing services for the property. When the property management company is qualified to handle leasing, it may also be hired to provide leasing services. Leasing commissions and expenses will reduce the cash flow from the property to the Partnership.

PREI may, on behalf of the Partnership, hire a Prudential Financial affiliate to perform property management or leasing services. The affiliate’s services must be provided on terms competitive with unaffiliated entities performing similar services in the same geographic area. See CONFLICTS OF INTEREST, page 12.

Annually, the field office which oversees the management of each property owned by the Partnership will, together with the local property management firm, develop a business plan and budget for each property. It will consider, among other things, the projected rollover of individual leases, necessary capital expenditures and any expansion or modification of the use of the property. The approval of an officer of PREI is required. The field office will also periodically report the operating performance of the property to PREI.

Investments in Mortgage Loans

Types of Mortgage Loans

The Partnership is authorized to invest in mortgage loans, including conventional mortgage loans that may pay fixed or variable rates of interest and mortgage loans that have a “participation” (as defined below). The Partnership will not make mortgage loans to Prudential Financial affiliates.

The Partnership intends to give mortgage loans on: (1) commercial properties (such as office buildings, shopping centers, hotels, industrial properties, and office showrooms); (2) agricultural properties; and (3) residential properties (such as garden apartment complexes and high-rise apartment buildings). These loans are usually secured by properties with income-producing potential based on historical or projected data. Usually, they are not personal obligations of the borrower and are not insured or guaranteed.

1.     First Mortgage Loans. The Partnership will primarily make first mortgage loans secured by mortgages on existing income-producing property. These loans may provide for interest-only payments and a balloon payment at maturity.

2.     Wraparound Mortgage Loans. The Partnership also may make wraparound mortgage loans on income-producing properties which are already mortgaged to unaffiliated entities. A wraparound mortgage loan is a mortgage with a principal amount equal to the outstanding balance of the prior existing mortgage plus the amount to be advanced by the lender under the wraparound mortgage loan, thereby providing the property owner with additional funds without disturbing the existing loan. The terms of wraparound mortgage loans made by the Partnership require the borrower to make all principal and interest payments on the underlying loan to the Partnership, which will then pay the holder of the prior loan. Because the existing first mortgage loan is preserved, the lien of the wraparound mortgage loan is junior to it. The Partnership will make wraparound mortgage loans only in states where local applicable foreclosure laws permit a lender, in the event of the borrower’s default, to obtain possession of the property which secures the loan.

3.     Junior Mortgage Loans. The Partnership may also invest in other junior mortgage loans. Junior mortgage loans will be secured by mortgages which are subordinate to one or more prior liens on the real property. They will generally, but not in all cases, provide for repayment in full prior to the end of the amortization period of the senior mortgages. Recourse on such loans will include the real property encumbered by the Partnership’s mortgage and may also include other collateral or personal guarantees by the borrower.

The Partnership will generally make junior or wraparound mortgage loans only if the senior mortgage, when combined with the amount of the Partnership’s mortgage loan, would not exceed the maximum amount which the Partnership would be willing to commit to a first mortgage loan and only under such circumstances and on such property as to which the Partnership would otherwise make a first mortgage loan.

4.     Participations. The Partnership may make mortgage loans which, in addition to charging a base rate of interest, will include provisions permitting the Partnership to participate (a “participation”) in the economic benefits of the underlying property. The Partnership would receive a percentage of: (1) the gross or net revenues from the property operations; and/or (2) the increase in the property value realized by the borrower, such as through sale or refinancing of the property. These arrangements may also grant the Partnership an option to acquire the property or an undivided interest in the property securing the loan. When the Partnership negotiates the right to receive additional interest in the form of a percentage of the gross revenues or otherwise, the fixed cash return to the Partnership from that investment will generally be less than would otherwise be the case. It is expected that the Partnership will be entitled to percentage participations when the gross or net revenues from the property operations exceed a certain base amount. This base amount may be adjusted if real estate taxes or similar charges are increased. The form and extent of the additional interest that the Partnership receives will vary with each transaction depending on: (1) the equity investment of the owner or developer of the property; (2) other financing or credit obtained by the owner or developer; (3) the fixed base interest rate on the mortgage loan by the Partnership; (4) any other security arrangement; (5) the cash flow and pro forma cash flow from the property; and (6) market conditions.

The Partnership intends to use this additional interest as a hedge against inflation. It assumes that as prices increase in the economy, the rental prices on properties, such as shopping centers or office buildings, will increase and there should be a corresponding increase in the property value. There is no assurance that additional interest or increased property values will be received. In that event, the Partnership will be entitled to receive only the fixed portion of its return.

Standards for Mortgage Loan Investments

In making mortgage loans, the investment manager will consider relevant real property and financial factors, including: (1) the location, condition, and use of the underlying property; (2) its operating history; (3) its future income-producing capacity; and (4) the quality, experience, and creditworthiness of the unaffiliated borrower.

Before the Partnership makes a mortgage loan, the investment manager analyzes the fair market value of the underlying real estate. In general, the amount of each mortgage loan made by the Partnership will not exceed, when added to the amount of any existing indebtedness, 80% of the estimated or appraised value of the property mortgaged.

Dealing With Outstanding Loans

The Partnership may sell its mortgage loans prior to maturity if it is deemed advisable by the investment manager and consistent with the Partnership’s investment objectives. The investment manager may also: (1) extend the maturity of any mortgage loan made by the Partnership; (2) consent to a sale of the property subject to a mortgage loan or finance the purchase of a property by making a new mortgage loan in connection with the sale of a property (either with or without requiring the repayment of the mortgage loan); (3) renegotiate the terms of a mortgage loan; and (4) otherwise deal with the mortgage loans of the Partnership.

Investments in Sale-Leasebacks

A portion of the Partnership’s investments may consist of real property sale-leaseback transactions (“leasebacks”). In this type of transaction, the Partnership will purchase land and income-producing improvements on the land and simultaneously lease the land and improvements, generally to the seller, under a long-term lease. Leasebacks may be for very long periods and may provide for increasing payments from the lessee.

Under the terms of the leaseback, the tenant will operate, or provide for the operation of, the property and generally be responsible for the payment of all costs, including: (1) taxes; (2) mortgage debt service; (3) maintenance and repair of the improvements; and (4) insurance. In some cases, the Partnership may also grant the lessee an option to acquire the land and improvements from the Partnership after a period of years. The option exercise price would be based on the fair market value of the property, as encumbered by the lease, the increase in the gross revenues from the property or other objective criteria reflecting the increased value of the property.

In some leaseback transactions, the Partnership may only purchase the land under an income-producing building and lease the land to the building owner. In such cases, the Partnership may seek, in addition to base rents in its leasebacks, participations in the gross revenues from the building in a form such as a percentage of the gross revenues of the lessee above a base amount (which may be adjusted if real property taxes increase or for other events). The Partnership may invest in leasebacks which are subordinate to other interests in the land, buildings, and improvements, such as a first mortgage, other mortgage, or lien. In those situations, the Partnership’s leaseback interest will be subject to greater risks.

The Partnership will only acquire a property for a leaseback transaction if the purchase price is equal to not more than 100% of the estimated or appraised property value. The Partnership may dispose of its leasebacks when deemed advisable by the investment manager and consistent with the Partnership’s investment objectives.

General Investment and Operating Policies

The Partnership does not intend to invest in any direct ownership interests in properties, mortgage loans or leasebacks in order to make short-term profits from their sale, although in exceptional cases, the investment manager may decide to do so in the best interests of the Partnership. The Partnership may dispose of its investments whenever necessary to meet its cash requirements or when it is deemed to be desirable by the investment manager because of market conditions or otherwise. The Partnership will reinvest any proceeds from the disposition of assets (and any cash flow from operations) which are not necessary for the Partnership’s operations and which are not withdrawn by the Partners in order to make distributions to investors pursuant to the variable contracts issued by the Partners, or to Prudential to return its equity interests pursuant to this prospectus. The proceeds will be reinvested in investments consistent with the Partnership’s investment objectives and policies.

In making investments in properties, mortgage loans, leasebacks or other real estate investments, the Partnership will rely on the investment manager’s analysis of the investment and will not receive an independent appraisal prior to acquisition. The Partnership expects, however, that all the properties it owns, and most mortgage loans it holds, will be appraised or valued annually by an independent appraiser who is a member of a nationally recognized society of appraisers. Each appraisal will be maintained in the Partnership records for at least five years. It should be noted that appraised values are opinions and, as such, may not represent the true worth or realizable value of the property being appraised.

The Partnership usually purchases properties on an unleveraged basis. The properties acquired will typically be free and clear of mortgage debt immediately after their acquisition. The Partnership may, however, acquire properties subject to existing mortgage loans. In addition, the Partnership may mortgage or acquire properties partly with the proceeds of purchase money mortgage loans, up to 80% of the property value. Although this is not usually done, the Partnership may do so if the investment manager decides that it is consistent with its investment objectives. When the Partnership mortgages its properties, it bears the expense of mortgage payments. See BORROWING BY THE PARTNERSHIP, page 16.

The Partnership may also invest a portion of its assets in non-participating mortgage loans, real estate limited partnerships, limited liability companies, real estate investment trusts, and other vehicles whose underlying investment is in real estate.

The Partnership’s investments will be maintained in order to meet the diversification requirements set forth in regulations under the Internal Revenue Code (the “Code”) relating to the investments of variable life insurance and variable annuity separate accounts. In order to meet the diversification requirements under the regulations, the Partnership will meet the following test: (1) no more than 55% of the assets will be invested in any one investment; (2) no more than 70% of the assets will be invested in any two investments; (3) no more than 80% of the assets will be invested in any three investments; and (4) no more than 90% of the assets will be invested in any four investments. All interests in the same real property project are treated as a single investment. The Partnership must meet the above test within 30 days of the end of each calendar quarter. To comply with the diversification requirements of the State of Arizona, the Partnership will limit additional investments in any one parcel or related parcels to an amount not exceeding 10% of Partnership’s gross assets, as of the prior fiscal year end.

In managing the assets of the Partnership, the investment manager will use its discretion in determining whether to foreclose on defaulting borrowers or to evict defaulting tenants. The investment manager will decide which course of action is in the best interests of the Partnership in maintaining the value of the investment.

Property management services are usually required for the Partnership’s investments in properties which are owned and operated by the Partnership, but usually will not be needed for mortgage loans owned by the Partnership, except for mortgage servicing. It is possible, however, that these services will be necessary or desirable in exercising default remedies under a foreclosure on a mortgage loan. The investment manager may engage, on behalf of the Partnership, Prudential Financial affiliated or unaffiliated entities to provide these additional services to the Partnership. The investment manager may engage Prudential Financial affiliates to provide property management, property development services, loan servicing or other services if and only if the fees paid to an affiliate do not exceed the amount that would be paid to an independent party for similar services rendered in the same geographic area. See CONFLICTS OF INTEREST, page 12.

The investment manager will manage the Partnership so that the Real Property Account will not be subject to registration under the Investment Company Act of 1940. This requires monitoring the proportion of the Partnership’s assets to be placed in various investments.

CURRENT REAL ESTATE-RELATED INVESTMENTS

The current principal real estate-related investments held by the Partnership are described below. Many of these investments were originated by, and previously held in, The Prudential Real Property Account of Pruco Life Insurance Company (the “Pruco Life Account”), a separate account established to fund the real estate investment option under variable contracts issued by Pruco Life. Prior to the formation of the Partnership, the Pruco Life Account followed the same investment policies as those followed by the Partnership. Pruco Life contributed the assets held in the Pruco Life Account to the Partnership as its initial capital contribution to the Partnership.

Properties

The Partnership owns the following properties as of December 31, 2003.

1.   Office Properties
     The Partnership  owns office  properties in Lisle and Oakbrook  Terrace,  Illinois;  Brentwood,  Tennessee;  and Beaverton,
     Oregon.  Total square footage owned is  approximately  465,000 of which 48% or 224,000 square feet are leased between 1 and
     10 years.

2.   Apartment Complexes
     The  Partnership  owns  apartment  complexes in Atlanta,  Georgia and  Raleigh,  North  Carolina.  There are a total of 490 apartment  units  available  of which  92% or 451  units are  leased.  Leases  range  from  month to month to one year.  In addition,  on September 17, 1999, the Partnership invested in an apartment complex located in Jacksonville,  Florida.  This joint  venture  investment  has a total of 458 units  available of which 415 units or 91% are  occupied.  Leases range from month-to-month  to one year. Also, on February 15, 2001, the Partnership  invested in four apartment  complexes  located in
     Gresham/Salem,  Oregon.  This joint  venture  investment  has a total of 493 units  available of which 445 units or 90% are occupied.  Leases range from month-to-month to one year.

3.   Retail Property
     The  Partnership  owns a shopping  center in Roswell,  Georgia.  The  property is located  approximately  22 miles north of downtown  Atlanta on a 30-acre site.  The square  footage is  approximately  314,000 of which 76% or 240,000 square feet is leased  between 1 and 20 years.  On  September  30,  1999 the  Partnership  invested in a retail  portfolio  located in the
     Kansas City,  Kansas and Missouri areas.  This joint venture  investment has  approximately  488,000 of net rentable square feet of which 83% or 404,000 square feet is leased between 1 and 20 years.  On May 17, 2001,  the  Partnership  invested in a retail  center  located in Hampton,  Virginia.  This  joint  venture  investment  has  approximately  175,000 of net rentable square feet of which 100% is leased between 1 and 20 years.  On November 27, 2002, the  Partnership  invested in a retail  center  located in the Ocean  City,  Maryland.  This joint  venture  investment  has  approximately  186,000 of net rentable square feet of which 100% is leased between 1 and 30 years.

4.   Industrial Properties
     The Partnership  owns a  warehouse/distribution  center in Aurora,  Colorado.  Total square footage owned is  approximately
     278,000 of which 70% or 194,000  square feet are leased between 1 and 10 years.  The  Partnership's  Bolingbrook,  Illinois property, which had approximately 225,000 square feet, was sold on September 12, 2002.

5.   Hotel Property
     On December 10, 2003,  the  Partnership  invested in a hotel  located in the  Portland,  Oregon  area.  This joint  venture investment has approximately 161 rooms.

6.   Investment in Real Estate Trust
     The Partnership liquidated its entire investment in REIT shares during December 2001.

RISK FACTORS

There are certain risk factors that you should consider before allocating a portion of your net premiums or purchase payments, or transferring a portion of your Contract Fund, to the Real Property Account. These include valuation risks, (see VALUATION OF CONTRACT OWNERS’ PARTICIPATING INTERESTS, page 14), certain conflicts of interest, (see CONFLICTS OF INTEREST, page 12), as well as the following risks:

Liquidity of Investments

Because the Real Property Account will, through the Partnership, invest primarily in real estate, its assets will not be as liquid as the investments generally made by separate accounts of life insurance companies funding variable life insurance and variable annuity contracts. The Partnership will, however, hold approximately 10% of its assets in cash and invested in liquid securities. The primary purposes for such investments are to meet the expenses involved in the operation of the Partnership and to allow it to have sufficient liquid assets to meet any requests for withdrawals from the Real Property Account. Such withdrawals would be made in order to meet requested or required payments under the Contracts. The Partnership may also borrow funds to meet liquidity needs. See BORROWING BY THE PARTNERSHIP, page 16.

We have taken steps to ensure that the Partnership will be liquid enough to meet all anticipated withdrawals by the Partners to meet the separate accounts’ liquidity requirements. It is possible that the Partnership may need to dispose of a real property or mortgage loan investment promptly in order to meet such withdrawal requests.

General Risks of Real Property Investments

By participating in the Real Property Account and thereby in the investment performance of the Partnership, you will be subject to many of the risks of real property investments. These include:

1.     Risks of Ownership of Real Properties. The Partnership will be subject to the risks inherent in the ownership of real property such as fluctuations in occupancy rates and operating expenses and variations in rental schedules. It may be adversely affected by general and local economic conditions, the supply of and demand for properties of the type in which the Partnership invests, zoning laws, and real property tax rates. Operation of property in which the Partnership invests will primarily involve rental of that property to tenants. The financial failure of a tenant resulting in the termination of their lease might cause a reduction in the cash flow to the Partnership. If a lease is terminated, there is no assurance that the Partnership will be able to find a new tenant for the property on terms as favorable to the Partnership as those from the prior tenant. Investments in hotels are subject to additional risk from the daily turnover and fluctuating occupancy rates of hotel rooms and the absence of long-term tenants.

The Partnership’s properties will also be subject to the risk of loss due to certain types of property damage (such as from nuclear power plant accidents and wars) which are either uninsurable or not economically insurable.

2.     Risks of Mortgage Loan Investments. The Partnership’s mortgage loan investments will be subject to the risk of default by the borrowers. In this event the Partnership would have the added responsibility of foreclosing on or pursuing other remedies on the underlying properties to protect the value of its mortgage loans. A borrower’s ability to meet its mortgage loan payments will be dependent upon the risks generally inherent to the ownership of real property. Mortgage loans made by the Partnership will generally not be personal obligations of the borrowers. The Partnership will only rely on the value of the underlying property for its security. Mechanics’, materialmen’s, government, and other liens may have or obtain priority over the Partnership’s security interest in the property.

In addition, the Partnership’s mortgage loan investments will be subject to prepayment risks. If the terms of the mortgage loans permit, mortgagors may prepay the loans, thus possibly changing the Partnership’s return.

Junior mortgage loans (including wraparound mortgage loans) will be subject to greater risk than first mortgage loans, since they will be subordinate to liens of senior mortgagees. In the event a default occurs on a senior mortgage, the Partnership may be required to make payments or take other actions to cure the default (if it has the right to do so) in order to prevent foreclosure on the senior mortgage and possible loss of all or portions of the Partnership’s investment. “Due on sale” clauses included in some senior mortgages, accelerating the amount due under the senior mortgage in the case of sale of the property, may be applied to the sale of the property upon foreclosure by the Partnership of its junior mortgage loan.

The risk of lending on real estate increases as the proportion which the amount of the mortgage loan bears to the fair market value of the real estate increases. The Partnership usually does not make mortgage loans of over 80% of the estimated or appraised value of the property that secures the loan. There can be no assurance, that in the event of a default, the Partnership will realize an amount equal to the estimated or appraised value of the property on which a mortgage loan was made.

Mortgage loans made by the Partnership may be subject to state usury laws. These laws impose limits on interest charges and possible penalties for violation of those limits, including restitution of excess interest, unenforceability of debt, and treble damages. The Partnership does not intend to make mortgage loans at usurious rates of interest. Uncertainties in determining the legality of interest rates and other borrowing charges under some statutes could result in inadvertent violations, in which case the Partnership could incur the penalties mentioned above.

3.     Risks with Participations. The Partnership may seek to invest in mortgage loans and leasebacks with participations, which will provide the Partnership with both fixed interest and additional interest based upon gross revenues, sale proceeds, and/or other variable amounts. If the interest income received by the Partnership is based, in part, on a percentage of the gross revenues or sale proceeds of the underlying property, the Partnership’s income will depend on the success in the leasing of the underlying property, the management and operation of such property by the borrower or lessee and upon the market value of the property upon ultimate disposition. If the Partnership negotiates a mortgage loan with a lower fixed interest rate and an additional percentage of the gross revenues or eventual sale proceeds of the underlying property, and the underlying property fails to generate increased revenues or to appreciate, the Partnership will have foregone a potentially greater fixed return without receiving the benefit of appreciation. State laws may limit participations. In the event of the borrower’s bankruptcy, it is possible that as a result of the Partnership’s interest in the gross revenues or sale proceeds, a court could treat the Partnership as a partner or joint venturer with the borrower, and the Partnership could lose the priority its security interest would have been given, or be liable for the borrower’s debts. The Partnership will structure its participations to avoid being characterized as a partner or joint venturer with the borrower.

4.     Risks with Sale-Leaseback Transactions. Leaseback transactions typically involve the acquisition of land and improvements thereon and the leaseback of such land and improvements to the seller or another party. The value of the land and improvements will depend, in large part, on the performance and financial stability of the lessee and its tenants, if any. The tenants’ leases may have shorter terms than the leaseback. Therefore, the lessee’s future ability to meet payment obligations to the Partnership will depend on its ability to obtain renewals of such leases or new leases upon satisfactory terms and the ability of the tenants to meet their rental payments to the lessee.

PREI investigates the stability and creditworthiness of lessees in all commercial properties it may acquire, including leaseback transactions. However, a lessee in a leaseback transaction may have few, if any, assets. The Partnership will therefore rely for its security on the value of the land and improvements. When the Partnership’s leaseback interest is subordinate to other interests in the land or improvements, such as a first mortgage or other lien, the Partnership’s leaseback will be subject to greater risk. A default by a lessee or other premature termination of the leaseback may result in the Partnership being unable to recover its investment unless the property is sold or leased on favorable terms. The ability of the lessee to meet its obligations under the leaseback, and the value of a property, may be affected by a number of factors inherent in the ownership of real property which are described above. Furthermore, the long-term nature of a leaseback may, in the future, result in the Partnership receiving lower average annual rentals. However, this risk may be lessened if the Partnership obtains participations in connection with its leasebacks.

Reliance on The Partners and The Investment Manager

You do not have a vote in determining the policies of the Partnership or the Real Property Account. You also have no right or power to take part in the management of the Partnership or the Real Property Account. The investment manager alone, subject to the supervision of the Partners, will make all decisions with respect to the management of the Partnership, including the determination as to what properties to acquire, subject to the investment policies and restrictions. Although the Partners have the right to replace the investment manager, it should be noted that Prudential, Pruco Life, Pruco Life of New Jersey, and the investment manager are wholly-owned subsidiaries of Prudential Financial.

The Partnership will compete in the acquisition of its investments with many other individuals and entities engaged in real estate activities, including the investment manager and its affiliates. See CONFLICTS OF INTEREST, page 12. There may be intense competition in obtaining properties or mortgages in which the Partnership intends to invest. Competition may result in increased costs of suitable investments.

Since the Partnership will continuously look for new investments, you will not be able to evaluate the economic merit of many of the investments which may be acquired by the Partnership. You must depend upon the ability of the investment manager to select investments.

INVESTMENT RESTRICTIONS

The Partnership has adopted certain restrictions relating to its investment activities. These restrictions may be changed, if the law permits, by the Partners. Pursuant to these restrictions, the Partnership will not:

  1.  Make any investments not related to real estate, other than liquid instruments and securities.

  2.  Engage in underwriting of securities issued by others.

  3.  Invest in securities issued by any investment company.

  4.  Sell securities short.

  5.  Purchase or sell oil, gas, or other mineral exploration or development programs.

  6.  Make loans to the Partners, any of their affiliates, or any investment program sponsored by such parties.

  7.  Enter into  leaseback  transactions  in which the lessee is  Prudential,  Pruco  Life,  Pruco  Life of New  Jersey,  their affiliates, or any investment program sponsored by such parties.

  8.  Borrow more than 331/3%  (pursuant to  California  state  requirements)  of the value of the assets of the  Partnership
      (based upon periodic valuations and appraisals).  See VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS, page 14.

DIVERSIFICATION REQUIREMENTS

The Partnership’s investments are maintained so as to meet the diversification requirements set forth in Treasury Regulations issued pursuant to Section 817(h) of the Internal Revenue Code relating to the investments of variable life insurance and variable annuity separate accounts. Section 817(h) requires, among other things, that the partnership will have no more than 55% of the assets invested in any one investment, no more than 70% of the assets will be invested in any two investments, no more than 80% of the assets will be invested in any three investments, and no more than 90% of the assets will be invested in any four investments. To comply with requirements of the State of Arizona, the Partnership will limit additional investments in any one parcel or related parcels to an amount not exceeding 10% of the Partnership’s gross assets as of the prior fiscal year.

CONFLICTS OF INTEREST

The investment manager, will be subject to various conflicts of interest in managing the Partnership. PIM invests in real estate equities and mortgages for the general account of Prudential Financial affiliates and for third parties, including through separate accounts established for the benefit of qualified pension and profit-sharing plans. PIM also manages, or advises in the management of, real estate equities and mortgages owned by other persons. In addition, affiliates of Prudential Financial are general partners in publicly offered limited partnerships that invest in real estate equities and mortgage loans. Prudential Financial and its affiliates may engage in business activities which will be competitive with the Partnership. Moreover, the Partnership may purchase properties from Prudential Financial or its affiliates.

The conflicts involved in managing the Partnership include:

1.     Lack of Independent Negotiations between the Partnership and The Investment Manager. All agreements and arrangements relating to compensation between the Partnership and the investment manager, or any affiliate of Prudential Financial will not be the result of arm’s-length negotiations.

2.     Competition by the Partnership with Prudential Financial’s Affiliates for Acquisition and Disposition of Investments. Prudential Financial affiliates are involved in numerous real estate investment activities for their general account, their separate accounts, and other entities. They may involve investment policies comparable to the Partnership’s and may compete with the Partnership for the acquisition and disposition of investments. Moreover, additional accounts or affiliated entities may be formed in the future with investment objectives similar to those of the Partnership. In short, existing or future real estate investment accounts or entities managed or advised by Prudential Financial affiliates may have the same management as the Partnership and may be in competition with the Partnership regarding real property investments, mortgage loan investments, leasebacks, and the management and sale of such investments. Prudential Financial affiliates are not obligated to present to the Partnership any particular investment opportunity, regardless of whether the opportunity would be suitable for investment by the Partnership.

Prudential Financial affiliates have, however, adopted procedures to distinguish between equity investments available for the Partnership as opposed to the other programs and entities described above. If investment accounts or entities managed by Prudential Financial affiliates have investment objectives and policies similar to the Partnership and are in the market to acquire properties or make investments at the same time as the Partnership, the following procedures will be followed to resolve any conflict of interest. The Investment Allocation Procedure (“IAP”) has been established to provide a reasonable and fair procedure for allocating real estate investments among the several accounts managed by Prudential Real Estate Investors (“PREI”). The IAP is administered by an Allocation Committee composed of the Managing Directors, Portfolio Management. Allocation decisions are made by vote of the Allocation Committee, and are approved by the Chief Executive Officer of PREI (“CEO”). Sufficient information on each investment opportunity is distributed to all portfolio managers, who each indicate to the Allocation Committee their account’s interest in the opportunity. Based on such expressions of interest, the Allocation Committee allocates the investment opportunity to an account (and may also determine a back-up account or accounts to receive the allocation in the event the account, which is first allocated the opportunity, fails to pursue the investment for any reason) after giving appropriate consideration to the following factors and with the goal of providing each account a fair allotment of investment opportunities: (1) the investment opportunity’s conformity with an account’s investment criteria and objectives (including property type, size and location, diversification, anticipated returns, investment structure, etc.); (2) the amount of funds available for investment (in total and by property type) by an account; (3) the length of time such funds (in total and by property type) have been available for investment; (4) any limitations or restrictions upon the availability of funds for investment; (5) the absolute and relative (to amount of funds available) amount of funds invested and committed for the account; (6) whether funds available for investment are discretionary or non-discretionary, particularly in relation to the timing of the investment opportunity; (7) an account’s prior dealings or investments with the seller, developer, lender or other counterparty; and (8) other factors which the Allocation Committee feel should be considered in fairness to all accounts participating in the IAP.

If an account which has been allocated an investment opportunity does not proceed with the acquisition, and either (i) no back-up account has been determined by the Allocation Committee, or (ii) all accounts which were deemed back-up accounts do not proceed with the acquisition, the opportunity may be reallocated to another account by the Allocation Committee. If an investment opportunity is appropriate for more than one account, the Allocation Committee may (subject to the CEO’s approval) permit the sharing of the investment among accounts which permit such sharing. Such division of the investment opportunity may be accomplished by separating properties (in a multi-property investment), by co-investment, or otherwise.

3.     Competition with the Partnership from Affiliates for the Time and Services of Common Officers, Directors, and Management Personnel. As noted above, PIM and Prudential Financial affiliates are involved in numerous real estate investment activities. Accordingly, many of the personnel of PIM and Prudential Financial affiliates who will be involved in performing services for the Partnership have competing demands on their time. Conflicts of interest may arise with respect to allocating time among such entities and the Partnership. The directors and officers of Prudential Financial and affiliates will determine how much time will be devoted to the Partnership affairs. Prudential Financial believes it has sufficient personnel to meet its responsibilities to all entities to which it is affiliated.

4.     Competitive Properties. Some properties of affiliates may be competitive with Partnership properties. Among other things, the properties could be in competition with the Partnership’s properties for prospective tenants.

5.     Lessee Position. It is possible that Prudential Financial or its affiliates may be a lessee in one or more of the properties owned by the Partnership. The terms of such a lease will be competitive with leases with non-affiliated third parties. The Partnership limits the amount of space that an affiliate of Prudential may rent in a property owned by the Partnership.

6.     Use of Affiliates to Perform Additional Services for the Partnership. The Partnership may engage Prudential Financial affiliates to provide additional services to the Partnership, such as real estate brokerage, mortgage servicing, property management, leasing, property development, and other real estate-related services. The Partnership may utilize the services of such affiliates and pay their fees, as long as the fees paid to an affiliate do not exceed the amount that would be paid to an independent party for similar services rendered in the same geographic area.

7.     Joint Ventures with Affiliates. The Partnership may enter into investments through joint ventures with Prudential Financial, its affiliates, or investment programs they sponsor. The Partnership may enter into such a joint venture investment with an affiliate only if the following conditions are met: (1) the affiliate must have investment objectives substantially identical to those of the Partnership; (2) there must be no duplicative property management fee, mortgage servicing fee or other fees; (3) the compensation payable to the sponsor of the affiliate must be no greater than that payable to the Partnership’s investment manager; (4) the Partnership must have a right of first refusal to buy if such affiliate wishes to sell the property held in the joint venture; and (5) the investment of the Partnership and the affiliate in the joint venture must be made on the same terms and conditions (although not the same percentage). In connection with such an investment, both affiliated parties would be required to approve any decision concerning the investment. Thus, an impasse may result in the event the affiliated joint venture partners disagree. However, in the event of a disagreement regarding a proposed sale or other disposition of the investment, the party not desiring to sell would have a right of first refusal to purchase the affiliated joint venture partner’s interest in the investment. If this happens, it is possible that in the future the joint venture partners would no longer be affiliated. In the event of a proposed sale initiated by the joint venture partner, the Partnership would also have a right of first refusal to purchase the joint venture partner’s interest in the investment. The exercise of a right of first refusal would be subject to the Partnership’s having the financial resources to effectuate such a purchase.

If the Partnership invests in joint venture partnerships which own properties, instead of investing directly in the properties themselves, they may be subject to risks not otherwise present. These risks include risks associated with the possible bankruptcy of the Partnership’s co-venturer or such co-venturer at any time having economic or business interests or goals which are inconsistent with those of the Partnership.

8.     Purchase of Real Property From Prudential Financial or Affiliates. The Partnership may acquire properties owned by Prudential Financial or its affiliates, subject to compliance with special conditions designed to minimize the conflicts of interests. The Partnership may purchase property satisfying the Partnership’s investment objectives and policies from an affiliate only if: (1) the applicable insurance regulators approve the Partnership’s acquisition of real property from Prudential Financial or affiliates to the extent such approval is required under applicable insurance regulations; (2) the Partnership acquires the property at a price not greater than the appraised value, with the appraisal being conducted by a qualified, unaffiliated appraiser; (3) a qualified and independent real estate adviser (other than the appraiser) reviews the proposed acquisition and provides a letter of opinion that the transaction is fair to the Partnership; and (4) the affiliate has owned the property at least two years, the cost paid by the affiliate is established, and any increase in the proposed purchase price over the cost to the affiliate is, in the opinion of the independent real estate adviser, explicable by material factors (including the passage of time) that have increased the value of the property.

THE REAL PROPERTY ACCOUNT’S UNAVAILABILITY TO CERTAIN CONTRACTS

Pruco Life has determined that it is in the best interest of Contract owners participating in the Real Property Account to provide the Real Property Account with the flexibility to engage in transactions that may be prohibited if the Real Property Account accepts funds under Contracts subject to ERISA or the prohibited transaction excise tax provisions of the Internal Revenue Code. Accordingly, owners of Pruco Life Contracts that are purchased in connection with: (1) IRAs; (2) tax deferred annuities subject to Section 403(b) of the Code; (3) other employee benefit plans which are subject to ERISA; or (4) prohibited transaction excise tax provisions of the Code, may not select the Real Property Account as one of the investment options under their Contract. By not offering the Real Property Account as an investment option under such contracts, Pruco Life is able to comply with state insurance law requirements that policy loans be made available to Contract owners.

VALUATION OF CONTRACT OWNERS’ PARTICIPATING INTERESTS

A Contract owner’s interest in the Real Property Account will initially be the amount they allocated to the Real Property Account. Thereafter, that value will change daily. The value of a Contract owner’s interest in the Real Property Account at the close of any day is equal to its amount at the close of the preceding day, multiplied by the “net investment factor” for that day arising from the Real Property Account’s participation in the Partnership, plus any additional amounts allocated to the Real Property Account by the Contract owner, and reduced by any withdrawals by the Contract owner from the Real Property Account and by the applicable Contract charges recorded in that Contract’s subaccount. Some of the charges will be made: (1) daily; (2) on the Contract’s monthly anniversary date; (3) at the end of each Contract year; and (4) upon withdrawal or annuitization. Periodically Pruco Life will withdraw from the Real Property Account an amount equal to the aggregate charges recorded in the subaccounts.

The “net investment factor” is calculated on each business day by dividing the value of the net assets of the Partnership at the end of that day (ignoring, for this purpose, changes resulting from new contributions to or withdrawals from the Partnership) by the value of the net assets of the Partnership at the end of the preceding business day. The value of the net assets of the Partnership at the end of any business day is equal to the sum of all cash held by the Partnership plus the aggregate value of the Partnership’s liquid securities and instruments, the individual real properties and the other real estate-related investments owned by the Partnership, determined in the manner described below, and an estimate of the accrued net operating income earned by the Partnership from properties and other real estate-related investments, reduced by the liabilities of the Partnership, including the daily investment management fee and certain other expenses attributable to the operation of the Partnership. See CHARGES, page  16.

The Partnership may invest in various liquid securities and instruments. These investments will generally be carried at their market value as determine by a valuation method which the Partners deem appropriate for the particular type of liquid security or instrument.

The value of the individual real properties and other real estate-related investments, including mortgages, acquired by the Partnership will be determined as follows. Each property or other real estate-related investment acquired by the Partnership will initially be valued at its purchase price. In acquiring a property or other real estate-related investment, PIM will not obtain an independent appraisal but will instead rely on its own analysis of the investment’s fair market value. Thereafter, all properties and most real estate-related investments will ordinarily be appraised by an independent appraiser at least annually. At least every three months, PIM will review each property or other real estate-related investments and adjust its valuation if it concludes there has been a change in the value of the property or other real estate-related investment since the last valuation. The revised value will remain in effect and will be used in each day’s calculation of the value of the Partnership’s assets until the next review or appraisal. It should be noted that appraisals are only estimates and do not necessarily reflect the realizable value of an investment.

The estimated amount of the net operating income of the Partnership from properties and other real estate-related investments will be based on estimates of revenues and expenses for each property and other real estate-related investments. Annually, PIM will prepare a month-by-month estimate of the revenues and expenses (“estimated net operating income”) for each property and other real estate-related investments owned by the Partnership. Each day PIM will add to the value of the assets, as determined above, a proportionate part of the estimated net operating income for the month. In effect, PIM will establish a daily accrued receivable of the estimated net operating income from each property and other real estate-related investments owned by the Partnership (the “daily accrued receivable”). On a monthly basis, the Partnership will receive a report of actual operating results for each property and other real estate-related investments (“actual net operating income”). Such actual net operating income will be recognized on the books of the Partnership and the amount of the then-outstanding daily accrued receivable will be correspondingly adjusted. In addition, as cash from a property or other real estate-related investment is actually received by the Partnership, receivables and other accounts will be appropriately adjusted. Periodically, but at least every three months, PIM will review its prospective estimates of net operating income in light of actual experience and make an adjustment to such estimates if circumstances indicate that such an adjustment is warranted. PIM follows this practice of accruing estimated net operating income from properties and other real estate-related investments because net operating income from such investments is generally received on an intermittent rather than daily basis, and the Partners believe it is more equitable to participating Contract owners if such net operating income is estimated and a proportionate amount is recognized daily. Because the daily accrual of estimated net operating income is based on estimates that may not turn out to reflect actual revenue and expenses, Contract owners will bear the risk that this practice will result in the undervaluing or overvaluing of the Partnership’s assets.

PIM may adjust the value of any asset held by the Partnership based on events that have increased or decreased the realizable value of a property or other real estate-related investment. For example, adjustments may be made for events indicating an impairment of a borrower’s or a lessee’s ability to pay any amounts due or events which affect the property values of the surrounding area. There can be no assurance that the factors for which an adjustment may be made will immediately come to the attention of PIM. Additionally, because the evaluation of such factors may be subjective, there can be no assurance that such adjustments will be timely made in all cases where the value of the Partnership’s investments may be affected. All adjustments made to the valuation of the Partnership’s investments, including adjustments to estimated net operating income, the daily accrued receivable, and adjustments to the valuation of properties and other real estate-related investments, will be on a prospective basis only.

The above method of valuation of the Partnership’s assets may be changed, without the consent of Contract owners, should the Partners determine that another method would more accurately reflect the value of the Partnership’s investments. Changes in the method of valuation could result in a change in the Contract Fund values which may have either an adverse or beneficial effect on Contract owners. Information concerning any material change in the valuation method will be given to all Contract owners in the annual report of the operations of the Real Property Account.

Although the above-described valuation methods have been adopted because the Partners believe they will provide a reasonable way to determine the fair market value of the Partnership’s investments, there may well be variations between the amount realizable upon disposition and the Partnership’s valuation of such assets. Contract owners may be either favorably or adversely affected if the valuation method results in either overvaluing or undervaluing the Partnership’s investments. If a Contract owner invests in the Real Property Account at a time in which the Partnership’s investments are overvalued, the Contract owner will be credited with less of an interest than if the value had been correctly stated. A Contract owner withdrawing from the Real Property Account during such time will receive more than he or she would if the value had been correctly stated, to the detriment of other Contract owners. The converse situation will exist if the Partnership’s assets are undervalued.

BORROWING BY THE PARTNERSHIP

The Partnership may borrow for Partnership purposes, including to meet its liquidity requirements and the leveraging of currently-owned property to buy new property, subject to a maximum debt to value ratio of 331/3% (pursuant to California state requirements) based on the aggregate value of all Partnership assets. The Partnership will bear the cost of all such borrowings. The Real Property Account, and Contract owners participating in it, will bear a portion of any borrowing costs equal to their percentage interest in the Partnership. Moreover, although the Partnership will generally make unleveraged investments, it reserves the right to borrow up to 80% of the value of a property (with the value of a property determined as explained under VALUATION OF CONTRACT OWNERS’ PARTICIPATING INTERESTS, page 14). Increasing the Partnership’s assets through leveraged investments would increase the compensation paid to PIM since its investment management fee is a percentage of the Partnership’s gross assets. Any borrowing by the Partnership would increase the Partnership’s risk of loss. It could also inhibit the Partnership from achieving its investment objectives because the Partnership’s payments on any loans would have to be made regardless of the profitability of its investments.

CHARGES

Pursuant to the investment management agreement, the Partnership pays a daily investment management fee which is equal to an effective annual rate of 1.25% of the average daily gross assets of the Partnership. Certain other expenses and charges attributable to the operation of the Partnership are also charged against the Partnership. In acquiring an investment, the Partnership may incur various types of expenses paid to third parties, including but not limited to, brokerage fees, attorneys’ fees, architects’ fees, engineers’ fees, and accounting fees. After acquisition of an investment, the Partnership will incur recurring expenses for the preparation of annual reports, periodic appraisal costs, mortgage servicing fees, annual audit charges, accounting and legal fees, and various administrative expenses. These expenses will be charged against the Partnership’s assets. Some of these operating expenses represent reimbursement of the investment manager for the cost of providing certain services necessary to the operation of the Partnership, such as daily accounting services, preparation of annual reports, and various administrative services. The investment manager charges the Partnership mortgage loan servicing fees pursuant to the standards outlined in item 6 under CONFLICTS OF INTEREST, page 12. In addition to the various expenses charged against the Partnership’s assets, other expenses such as insurance costs, taxes, and property management fees will ordinarily be deducted from rental income, thereby reducing the gross income of the Partnership.

As explained earlier, charges to the Contracts will be recorded in the corresponding subaccounts of the Real Property Account. From time to time, Pruco Life will withdraw from the Real Property Account an amount equal to the aggregate amount of these charges. Aside from the charges to the Contracts, Pruco Life does not charge the Real Property Account for the expenses involved in the Real Property Account’s operation. The Real Property Account will, however, bear its proportionate share of the charges made to the Partnership as described above.

The Partnership is not a taxable entity under the provisions of the Internal Revenue Code. The income, gains, and losses of the Partnership are attributed, for federal income tax purposes, to the Partners in the Partnership. The earnings of the Real Property Account are, in turn, taxed as part of the operations of Pruco Life. Pruco Life is currently not charging the Real Property Account for company federal income taxes. Pruco Life may make such a charge in the future.

Under current laws Pruco Life may incur state and local taxes (in addition to premium taxes) in several states. At present, Pruco Life does not charge these taxes against the Contracts or the Real Property Account, but Pruco Life may decide to charge the Real Property Account for such taxes in the future.

RESTRICTIONS ON WITHDRAWALS

Before allocating any portion of your net premium or purchase payments, or transferring any portion of your Contract Fund, to the Real Property Account, you should be aware that withdrawals from the Real Property Account may have greater restrictions than the other variable investment options available under the Contracts. Pruco Life reserves the right to restrict transfers into or out of the Real Property Account. Apart from the limitations on transfers out of the Real Property Account described below, Pruco Life will only restrict transfers out of the Real Property Account if there is insufficient cash available to meet Contract owners’ requests and prompt disposition of the Partnership’s investments to meet such requests could not be made on commercially reasonable terms.

Pruco Life will pay any death benefit, cash surrender value, withdrawal or loan proceeds within seven days after receipt at a Pruco Life Service Office of all the documents required for such a payment. Other than the death benefit, which is determined as of the date of death for life insurance products, the amount will be determined as of the date of receipt of the request.

The funds necessary to pay any death benefit, cash surrender value, withdrawal or loan proceeds funded by the Real Property Account will normally be obtained, first, from any cash flows into the Real Property Account on the day the funds are required. If, on the day the funds are required, cash flows into the Real Property Account are less than the amount of funds required, Pruco Life will seek to obtain such funds by withdrawing a portion of its interest in the Partnership. The Partnership will normally obtain funds to meet such a withdrawal request from its net operating income and from the liquid securities and instruments it holds. If the Partners determine that these sources are insufficient to meet anticipated withdrawals from the Partnership, the Partnership may use a line of credit or otherwise borrow up to 331/3% (pursuant to California state requirements) of the value of the Partnership’s assets. See BORROWING BY THE PARTNERSHIP, page 16. If the Partners determine that such a borrowing by the Partnership would not serve the best interests of Contract owners, Pruco Life may, in the event of a Contract loan or withdrawal, rather than take the amount of any loan or withdrawal request proportionately from all investment options under the Contract (including the Real Property Account), take any such loan or withdrawal first from the other investment options under the Contract.

Transfers from the Real Property Account to the other investment options available under the Contract are currently permitted only during the 30-day period beginning on the Contract anniversary. The maximum amount that may be transferred out of the Real Property Account each year is the greater of: (a) 50% of the amount invested in the Real Property Account or (b) $10,000. Such transfer requests received prior to the Contract anniversary will be effected on the Contract anniversary. Transfer requests received within the 30-day period beginning on the Contract anniversary will be effected as of the end of the valuation period in which a proper written request or authorized telephone request is received. The “valuation period” means the period of time from one determination of the value of the amount invested in the Real Property Account to the next. Such determinations are made when the value of the assets and liabilities of the Partnership is calculated, which is generally at 4:00 p.m. Eastern time on each day during which the New York Stock Exchange is open. Transfers into or out of the Real Property Account are also subject to the general limits under the Contracts.

RESTRICTIONS ON CONTRACT OWNERS' INVESTMENT IN THE REAL
PROPERTY ACCOUNT

As explained earlier, identification and acquisition of real estate investments meeting the Partnership’s investment objectives is a time-consuming process. Because the Real Property Account and the Partnership are managed so they will not become investment companies subject to the Investment Company Act of 1940, the portion of the Partnership’s assets that may be invested in securities, as opposed to non-securities real estate investments, is strictly limited. For these reasons, Pruco Life reserves the right to restrict or limit Contract owners’ allocation of funds to the Real Property Account. Any such restrictions are likely to take the form of restricting the timing, amount and/or frequency of transfers into the Real Property Account and/or precluding Contract owners who have not previously selected the Real Property Account from allocating a portion of their net premiums or purchase payments to the Real Property Account.

FEDERAL INCOME TAX CONSIDERATIONS

The federal income tax treatment of Contract benefits is described briefly in the attached prospectus for the particular Contract you selected. Pruco Life believes that the same principles will apply with respect to Contracts funded in whole or part by the Real Property Account. The Partnership’s conformity with the diversification standards for the investments of variable life insurance and variable annuity separate accounts is essential to ensure that treatment. See General Investment and Operating Policies, page 8. Pruco Life urges you to consult a qualified tax adviser.

Under the Internal Revenue Code, the Partnership is not a taxable entity and any income, gains or losses of the Partnership are passed through to the Partners, including Pruco Life, with respect to the Real Property Account. The Real Property Account is not a separate taxpayer for purposes of the Internal Revenue Code. The earnings of the Real Property Account are taxed as part of the operations of Pruco Life. No charge is currently being made to the Real Property Account for company federal income taxes. We may make such a charge in the future, see CHARGES, page 16.

DISTRIBUTION OF THE CONTRACTS

As explained in the attached prospectus for the Contracts, Pruco Securities Corporation, a wholly-owned subsidiary of Prudential Financial, acts as the principal underwriter of the Contracts. Consult that prospectus for information about commission scales and other facts relating to sale of the Contracts.

STATE REGULATION

Pruco Life is subject to regulation and supervision by the Department of Insurance of the State of Arizona, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

Pruco Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Pruco Life is required to file with Arizona and other jurisdictions a separate statement with respect to the operations of all its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

ADDITIONAL INFORMATION

Pruco Life has filed a registration statement with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all of the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. All reports and information filed by Pruco Life can be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549, and at certain of its regional offices: Midwestern Regional Office, 175 West Jackson Boulevard, Suite 900, Chicago, IL 60604; Northeastern Regional Office SEC, 233 Broadway, New York, NY 10279, or by telephoning (800) SEC-0330.

The SEC maintains a Web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

Further information may also be obtained from Pruco Life. The address and telephone number are on the cover of this prospectus.

EXPERTS

The financial statements of the Partnership as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, the financial statement schedules of the Partnership as of December 31, 2003 and the financial statements of the Real Property Account as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP’s principal business address is 1177 Avenue of the Americas, New York, New York 10036.

LITIGATION

No litigation is pending, and no litigation is known to be contemplated by governmental authorities, that would have an adverse material effect upon the Real Property Account or the Partnership.

REPORTS TO CONTRACT OWNERS

If you allocate a portion of your Contract Fund to the Real Property Account, Pruco Life will mail you an annual report containing audited financial statements for the Partnership and an annual statement showing the status of your Contract Fund and any other information that may be required by applicable regulation or law.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All of the assets of the Real Property Account (the “Account”) are invested in the Prudential Variable Contract Real Property Partnership (the “Partnership”). Correspondingly, the liquidity, capital resources and results of operations for the Real Property Account are contingent upon the Partnership. Therefore, all of management’s discussion of these items is at the Partnership level. The partners in the Partnership are The Prudential Insurance Company of America, Pruco Life Insurance Company, and Pruco Life Insurance Company of New Jersey (collectively, the “Partners”).

The following analysis of the liquidity and capital resources and results of operations of the Partnership should be read in conjunction with the Financial Statements and the related Notes to the Financial Statements included elsewhere herein.

(a) Liquidity and Capital Resources

As of December 31, 2003, the Partnership’s liquid assets consisting of cash and cash equivalents were $18.9 million, an increase of $0.3 million from $18.6 million at December 31, 2002. The change in the Partnership’s cash position was primarily due to an increase in net cash flows from operating and financing activities, property acquisitions and dispositions, and distributions to the Partners.

The Partnership’s investment policy allows up to 30% investment in cash and short-term obligations, although the Partnership generally holds approximately 10% of its assets in cash and short-term obligations. At December 31, 2003 and 2002, 8.02% and 8.1% of the Partnership’s total assets consisted of cash and short-term obligations, respectively.

In 1986, Prudential committed to fund up to $100 million to enable the Partnership to acquire real estate investments. Contributions to the Partnership under this commitment were utilized for property acquisitions, and could be returned to Prudential on an ongoing basis from the contract owners’ net contributions and other available cash. This commitment terminated on December 31, 2002. During the period that this commitment was in effect, Prudential funded $44 million.

The Partnership made $6.9 million in distributions to the Partners during 2003, and $16.1 million in distributions during 2002. Distributions may be made to the Partners during 2004 based upon the percentage of assets invested in short-term obligations, taking into consideration anticipated cash needs of the Partnership including potential property acquisitions, property dispositions and capital expenditures. Management anticipates that its current liquid assets and ongoing cash flow from operations will satisfy the Partnership’s needs over the next twelve months and the foreseeable future.

On December 10, 2003, the Partnership acquired a controlling interest in a 161-room hotel located in Portland, Oregon for $8.0 million. In April 2003, the Partnership also bought out its minority partner’s interest in a consolidated retail investment located in Hampton, VA for approximately $2.0 million.

During 2003, the Partnership spent approximately $5.4 million in capital expenditures on wholly owned and consolidated joint venture properties. Approximately $3.2 million of that amount was associated with the development of the retail center located in Ocean City, Maryland. The remaining $2.2 million balance was primarily associated with renovations and leasing related costs at the apartment complexes located in Jacksonville, Florida and Gresham/Salem, Oregon, the industrial building located in Aurora, Colorado, the office buildings located in Oakbrook Terrace, Illinois and Lisle, Illinois, and the retail center located in Roswell, Georgia. The Partnership also increased its investment in real estate partnerships by approximately $1.3 million in connection with the redevelopment and expansion of the retail centers located in Kansas City, Missouri.

On January 28, 2003, the Partnership sold the industrial property located in Salt Lake City, UT for $5.8 million. On April 23, 2003, the Partnership also sold one of the retail centers located in Kansas City, Missouri for $2.6 million.

(b) Results of Operations

The following is a brief year-to-date comparison of the Partnership’s results of operations for the periods ended December 31, 2003, 2002, and 2001.

2003 vs. 2002

The following table presents a year-to-date comparison of the Partnership’s sources of net investment income, and realized and unrealized gains or losses by investment type.

                                             Twelve Months Ended December 31,
                                                 2003                 2002
                                           -----------------    -----------------

Net Investment Income:

Office properties                                $2,039,750           $4,837,432
Apartment complexes                               3,361,638            3,089,744
Retail property                                   6,638,838            3,612,435
Industrial properties                               993,962            1,429,036
Other (including interest income,
  investment mgt fee, etc.)                     (2,420,779)          (2,380,810)
                                           -----------------    -----------------
Total Net Investment Income                     $10,613,409          $10,864,043
                                           -----------------    -----------------

Net Unrealized Gain (Loss) on
Real Estate Investments:

Office properties                              ($5,776,072)         ($6,785,006)
Apartment complexes                               (141,845)            (856,188)
Retail property                                   (455,340)            (808,736)
Industrial properties                             (560,168)             177,573
                                           -----------------    -----------------
Total Net Unrealized Gain (Loss) on Real        (6,933,425)          (8,911,195)
Estate Investments
                                           -----------------    -----------------

Net Realized Gain (Loss) on
Real Estate Investments:

Industrial properties                               466,061             395,110
Real estate investment trust                      -                      (1,578)
                                           -----------------    -----------------
Total Net Realized Gain (Loss) on                   466,061             393,532
Real Estate Investments                    -----------------    -----------------

Net Realized and Unrealized Gain (Loss)        ($6,467,364)         ($8,517,663)
on Real Estate Investments
                                           -----------------    -----------------

Net Investment Income Overview

The Partnership’s net investment income for the twelve months ended December 31, 2003 was $10.6 million, a decrease of $0.3 million from $10.9 million when compared to the corresponding period in 2002. The decrease is primarily due to increased vacancy within the office portfolio and the loss of income resulting from the sales of the industrial properties in Bolingbrook, Illinois in September 2002 and Salt Lake City, Utah in January 2003. Offsetting these decreases is the $1.9 million lease termination fee received at the retail center located in Roswell, Georgia.

Equity in income of real estate partnership was $0.6 million for 2003, an increase of $0.3 million from $0.3 million in 2002. This increase is due to an increase in revenue associated with expansion of the existing grocery store anchor that was completed during the second quarter.

Interest on short-term investments decreased approximately $0.2 million or 38.1% for the twelve months ended December 31, 2003 due primarily to lower interest rates.

Interest expense increased $0.6 million, or 28.5%, in 2003 compared to 2002. This increase was primarily due to the Partnership’s assumption of a $7.4 million mortgage loan in conjunction with the acquisition of a controlling interest in a retail center located in Ocean City, Maryland in late 2002 and the financing of an $8.8 million note placed on the apartment investment located in Raleigh, North Carolina on June 27, 2003.

Minority interest expense decreased $0.1 million, or 37.0%, in 2003 compared to 2002. This decrease was primarily due to the Partnership’s buyout of its minority partner’s interest in the retail center located in Hampton, Virginia on April 15, 2003.

Valuation Overview

The Partnership experienced a net unrealized loss of $6.9 million for the twelve months ended December 31, 2003 compared to a net unrealized loss of $8.9 million during the corresponding period in 2002. The unrealized losses during the twelve months of 2003 were experienced in the office, industrial, retail, and apartment sectors. The office portfolio recorded an unrealized loss totaling $5.8 million primarily due to decreases in occupancy coupled with soft market conditions which have resulted in reductions in market rental rates and increased leasing costs. The industrial property in Aurora, Colorado experienced an unrealized loss of $0.6 million for the twelve months of 2003 due to decreases in market rental rates and capital expenditures at the property that were not reflected as an increase in market value. The retail sector experienced a net unrealized loss of $0.5 million primarily due to the lease termination at the Roswell, Georgia retail center and capital expenditures that were not reflected as an increase in market value at the retail center located in Kansas City, Kansas and Missouri. Offsetting these losses in the retail sector was the gain in value due to strengthening market fundamentals, renovation and re-leasing efforts, and the authorization of the preleased expansion at the center located in Ocean City, Maryland. The apartment sector also experienced an unrealized loss of $0.1 million due to the apartment portfolio located in Gresham/Salem, Oregon. The decrease is a result of projected increases in operating expenses.

OFFICE PORTFOLIO

                                  Net            Net
                              Investment      Investment      Unrealized      Unrealized
                                Income          Income       Gain/(Loss)      Gain/(Loss)      Occupancy       Occupancy
         Property              12/31/03        12/31/02        12/31/03        12/31/02         12/31/03       12/31/02
---------------------------- -------------- --------------- --------------- ---------------- --------------- --------------
---------------------------- -------------- --------------- --------------- ---------------- --------------- --------------
Year To Date
Lisle, IL                       $709,818        $1,471,120    $(1,910,862)       $(634,358)             47%           100%
Brentwood, TN                    714,837           623,256       (515,685)      (1,320,126)             79%            78%
Oakbrook Terrace, IL             102,262         1,167,132     (1,528,934)      (3,335,782)             42%            27%
Beaverton, OR                    930,822         1,134,257       (800,000)         (89,123)             81%           100%
Brentwood, TN                   (417,989)          385,450     (1,020,591)      (1,405,617)              0%             0%
Morristown, NJ                     -                56,217               -                -        Sold October 2000
                             -------------- --------------- --------------- ----------------
                             -------------- --------------- --------------- ----------------
                              $2,039,750        $4,837,432    $(5,776,072)     $(6,785,006)
                             -------------- --------------- --------------- ----------------

Net Investment Income

Net investment income from property operations for the office sector decreased approximately $2.8 million, or 57.8%, for the twelve months ended December 31, 2003 when compared to the corresponding period in 2002 primarily due to increased vacancy and weak market fundamentals.

Unrealized Gain/Loss

The five office properties owned by the Partnership experienced a net unrealized loss of approximately $5.8 million during the twelve months of 2003. The losses were primarily due to decreased occupancy, lower market rents, and increased lease up costs.

The five office properties owned by the Partnership experienced a net unrealized loss of approximately $6.8 million during the twelve months of 2002. The decrease in values was primarily due to a reduction in market rental rates, softening market conditions, and a decrease in occupancy due to various near-term lease expirations, and the move-out of the single tenant occupying all of the space at one of the buildings in Brentwood, Tennessee.

As of December 31, 2003 all vacant spaces were being marketed.

APARTMENT COMPLEXES

         Property                 Net            Net          Unrealized      Unrealized       Occupancy       Occupancy
                              Investment      Investment
                                Income          Income       Gain/(Loss)      Gain/(Loss)
                               12/31/03        12/31/02        12/31/03        12/31/02         12/31/03       12/31/02
---------------------------- -------------- --------------- --------------- ---------------- --------------- --------------
---------------------------- -------------- --------------- --------------- ---------------- --------------- --------------
Year To Date
Atlanta, GA                       $819,908        $741,358      $(588,553)     $(1,248,243)             91%            90%
Raleigh, NC                        738,292         921,263         95,512          691,840              93%            88%
Jacksonville, FL                 1,096,620         830,489      1,419,362         (208,115)             91%            90%
Gresham/Salem, OR                  706,818         596,634     (1,068,166)         (91,670)             90%            92%
                             -------------- --------------- --------------- ----------------
                             -------------- --------------- --------------- ----------------
                                $3,361,638      $3,089,744      $(141,845)       $(856,188)
                             -------------- --------------- --------------- ----------------

Net Investment Income

Net investment income from property operations for the apartment sector was $3.4 million for the twelve months ended December 31, 2003, an increase of $0.3 million, or 8.8%, when compared to the corresponding period in 2002. The increases were mainly due to the effect of a reclassification, which took place in 2003, of 2002 repairs and maintenance expenses to building improvements for the apartment complex located in Gresham/Salem, Oregon and increased operational efficiencies and occupancy throughout the year at the apartment complex located in Jacksonville, Florida during 2003.

Unrealized Gain/Loss

The apartment complexes owned by the Partnership experienced a net unrealized loss of $0.1 million for the twelve months ended December 31, 2003 compared to a net unrealized loss of $0.9 million for the twelve months ended December 31, 2002. The unrealized loss for 2003 was mainly attributable to the apartment complex located in Gresham/Salem, Oregon and the apartment complex located in Atlanta, Georgia due to an increase in projected operating expenses and capital expenditures, respectively. Offsetting this loss is the unrealized gain at the apartment complex located in Jacksonville, Florida due to market rent increases.

The apartment complexes owned by the Partnership experienced a net unrealized loss of $0.9 million for the twelve months ended December 31, 2002. These unrealized losses were due to softening market conditions, which have resulted in lower short-term occupancy and income projections, increased rental concessions, and increases in operating expense levels.

As of December 31, 2003, all available vacant units were being marketed.

RETAIL PROPERTIES

         Property                 Net            Net          Unrealized      Unrealized       Occupancy       Occupancy
                              Investment      Investment
                                Income          Income       Gain/(Loss)      Gain/(Loss)
                               12/31/03        12/31/02        12/31/03        12/31/02         12/31/03       12/31/02
---------------------------- -------------- --------------- --------------- ---------------- --------------- --------------
---------------------------- -------------- --------------- --------------- ---------------- --------------- --------------
Year To Date
Roswell, GA                     $4,403,743      $2,773,770    $(1,571,423)     $(1,738,842)             76%            93%
Kansas City, KA; MO                560,660         276,206       (934,885)        (638,838)             83%            87%
Hampton, VA                      1,077,627         757,239        570,136          917,041              100%           100%
Ocean City, MD*                    596,808          81,426      1,480,832           13,065              100%            99%
                             -------------- --------------- --------------- ----------------
                             -------------- --------------- --------------- ----------------
                                $6,638,838      $3,888,641      $(455,340)     $(1,447,574)
                             -------------- --------------- --------------- ----------------
*Center purchased in November 2002

Net Investment Income

Net investment income for the Partnership’s retail properties was approximately $6.6 million for the twelve months ended December 31, 2003, an increase of $2.8 million, or 70.7%, when compared to the corresponding period in 2002. This increase was primarily due to a $1.9 million lease termination fee received at the retail center located in Roswell, Georgia, and the Partnership’s acquisition of a controlling interest in a retail center located in Ocean City, Maryland in late 2002. Also on April 15, 2003 the Partnership acquired its joint venture partner’s membership interest in the retail center located in Hampton, Virginia, thus entitling the Partnership to all of the net investment income generated by the investment commencing on the buyout date and going forward.

Unrealized Gain/Loss

The retail properties experienced a net unrealized loss of $0.5 million for the twelve months ended December 31, 2003. The Roswell, Georgia retail center had a decrease in value resulting from the lease termination as previously discussed. The Kansas City, Kansas and Missouri retail center experienced a net unrealized loss primarily due to capital expenditures, which were not reflected as an increase in market value. Offsetting these losses was the gain in value due to strengthening market fundamentals, renovation and re-leasing efforts, and the authorization of the pre-leased expansion at the center located in Ocean City, Maryland.

The retail properties experienced a net unrealized loss of $1.4 million for the twelve months ended December 31, 2002. This was primarily attributable to the center located in Roswell, Georgia due to increased risk that a major tenant would not renew its lease, coupled with a deterioration in the market position of the property and lower market rents. Also the Kansas City, Kansas and Missouri retail center experienced a net unrealized loss primarily due to capital expenditures that were not reflected as an increase in market value. Partially offsetting these losses, the retail center located in Hampton, VA experienced an unrealized gain due to the addition of 20,000 rentable square feet and an increase in occupancy.

As of December 31, 2003, all vacant spaces were being marketed.

INDUSTRIAL PROPERTIES

                                  Net            Net
                              Investment      Investment      Unrealized      Unrealized
                                Income          Income       Gain/(Loss)      Gain/(Loss)      Occupancy       Occupancy
         Property              12/31/03        12/31/02        12/31/03        12/31/02         12/31/03       12/31/02
---------------------------- -------------- --------------- --------------- ---------------- --------------- --------------
---------------------------- -------------- --------------- --------------- ---------------- --------------- --------------
Year To Date
Aurora, CO                      $687,743          $709,270      $(560,168)      $493,793                70%            75%
Bolingbrook, IL                    $(146)         $241,623       $      -       $395,110          Sold September 2002
Salt Lake City, UT              $306,365          $478,143       $466,061      $(316,220)         Sold January 2003
                             -------------- --------------- --------------- ----------------
                             -------------- --------------- --------------- ----------------
                                $993,962        $1,429,036       $(94,107)      $572,683
                             -------------- --------------- --------------- ----------------

Net Investment Income

Net investment income from property operations for the industrial properties decreased from $1.4 million for the twelve months ended December 31, 2002 to $1.0 million for the corresponding period ended December 31, 2003. The majority of this decrease was due to the sale of the industrial property located in Bolingbrook, Illinois during the third quarter of 2002 and the sale of the industrial property located in Salt Lake City, Utah during the first quarter of 2003.

Unrealized Gain/Loss

The Aurora, Colorado industrial property owned by the Partnership experienced a net unrealized loss of approximately $0.6 million for the twelve months ended December 31, 2003 compared to a net unrealized gain of approximately $0.5 million for the twelve months ended December 31, 2002. The unrealized loss experienced in 2003 is due to soft market conditions and capital expenditures at the property that were not reflected as an increase in market value.

The two industrial properties owned by the Partnership experienced a net unrealized gain of approximately $0.2 million for the twelve months ended December 31, 2002. The majority of the unrealized gain in 2002 was attributable to an increase in market rents. Offsetting this unrealized gain was the Salt Lake City, UT facility, which experienced a net unrealized loss due to capital expenditures at the property that were not reflected as an increase in market value and softening market conditions.

As of December 31, 2003, all vacant spaces were being marketed.

Realized Gain

On January 28, 2003 the industrial property located in Salt Lake City, Utah was sold for a realized gain of $0.5 million.

On September 12, 2002 the industrial property located in Bolingbrook, Illinois was sold for a realized gain of $0.4 million.

Other

Other net investment income decreased $0.04 million during the twelve months ended December 31, 2003 compared to the corresponding period in 2002. Other net investment income includes interest income from short-term investments, investment management fees, and portfolio level expenses.

2002 vs. 2001

The following table presents a year-to-date comparison of the Partnership’s sources of net investment income, and realized and unrealized gains or losses by investment type.

                                                 2002                 2001
                                           -----------------    -----------------

Net Investment Income:

Office properties                                $4,837,432           $4,766,035
Apartment complexes                               3,089,744            3,735,912
Retail property                                   3,612,435            2,950,333
Industrial properties                             1,429,036              545,003
Equity   in   income   of   real    estate          276,206              686,801
partnership
Dividend income from real
  estate investment trust                         -                    2,157,647
Other (including interest income,
  investment mgt fee, etc.)                      (2,380,810)          (2,491,425)
                                           -----------------    -----------------
Total Net Investment Income                     $10,864,043          $12,350,306
                                           -----------------    -----------------

Net Unrealized Loss on
Real Estate Investments:

Office properties                              ($6,785,006)           ($777,380)
Apartment complexes                               (856,188)             415,417
Retail property                                   (808,736)             (94,504)
Industrial properties                              177,573           (2,105,641)
Interest in real estate properties                (638,838)             226,024
                                           -----------------    -----------------
Total Net  Unrealized  Loss on Real Estate      (8,911,195)          (2,336,084)
Investments
                                           -----------------    -----------------

Net Realized Gain (Loss) on
Real Estate Investments:

Industrial properties                               395,110                    -
Real estate investment trust                         (1,578)           (211,665)
                                           -----------------    -----------------
                                                    393,532            (211,665)
                                           -----------------    -----------------

Net Realized and Unrealized Loss
                                           -----------------    -----------------
on Real Estate Investments                      ($8,517,663)        ($2,547,749)
                                           -----------------    -----------------

The Partnership’s net investment income for the year ended December 31, 2002 was $10.9 million, a decrease of $1.5 million from $12.4 million when compared to the corresponding period in 2001. The Partnership’s liquidation of its investment in REIT stocks during the fourth quarter of 2001 resulted in no dividend income being received in 2002. Additionally, the occupancy at one of the Brentwood, TN properties had decreased to 0% in 2002 from 100% in 2001 due to the move-out of the single tenant.

Equity in income of real estate partnership was $0.3 million for the twelve months of 2002, a decrease of $0.4 million, or 59.8%, from $0.7 million in the corresponding period in 2001. This decrease is due to a decrease in revenue associated with expansion of the existing grocery store anchor that commenced during the fourth quarter of 2001. It is anticipated that upon completion, both occupancy and rental rates will increase.

Dividend income from real estate investment trusts decreased approximately $2.2 million, or 100.0%, during the twelve months of 2002 compared to the corresponding period in 2001. These decreases were due to the Partnership’s liquidation of its investment in REIT stocks during the fourth quarter of 2001.

Interest on short-term investments increased approximately $0.2 million or 53.6% for the year ended December 31, 2002 due primarily to higher average cash balance when compared to the corresponding period in 2001.

Administrative expense increased $0.8 million, or 32.8%, in the twelve months of 2002 compared to the corresponding period in 2001. These increases were primarily due to the Partnership’s acquisition of a portfolio of apartment complexes located in Gresham and Salem, OR in 2001, a retail center located in Hampton, Virginia in 2001, and a retail center located in Ocean City, Maryland in 2002.

Interest expense increased $0.2 million, or 12.0%, in the twelve months of 2002 compared to the corresponding period in 2001. This increase was primarily due to the Partnership’s assumption of a $9.0 million and a $10.3 million mortgage loan in conjunction with the acquisition of a controlling interest in a portfolio of apartment complexes located in Gresham and Salem, Oregon and a retail center located in Hampton, Virginia in 2001. There was also the additional assumption of a $7.4 million mortgage loan in conjunction with the acquisition of a controlling interest in a retail center located in Ocean City, Maryland in 2002.

The Partnership experienced a net unrealized loss of $8.9 million for the year ended December 31, 2002 compared to a net unrealized loss of $2.3 million during the corresponding period in 2001. The unrealized losses during 2002 were experienced in the office, apartment and retail sectors. The office properties recorded an unrealized loss of $6.8 million primarily due to the buildings located in Brentwood, Tennessee and Oakbrook Terrace, Illinois, where softening market conditions have resulted in reductions in market rental rates and increased leasing costs. In total, the apartment complexes in the portfolio experienced unrealized losses totaling $0.9 million for the twelve months of 2002. Weaker demand caused by higher rates of unemployment and a favorable interest rate environment for homebuyers has resulted in lower short-term occupancy and income projections. The retail sector also experienced a net unrealized loss of $0.8 million primarily due to uncertainty about a lease renewal by a major tenant.

Office Properties

Net investment income from property operations for the office sector increased approximately $0.1 million, or 1.5%, for the year ended December 31, 2002 when compared to the corresponding period in 2001.

The five office properties owned by the Partnership experienced a net unrealized loss of approximately $6.8 million during the twelve months of 2002. The Oakbrook Terrace, Illinois property experienced a net unrealized loss of approximately $3.3 million primarily due to softening market conditions and the lease expiration of a major tenant. One of the Brentwood, Tennessee properties experienced a net unrealized loss of approximately $1.4 million primarily due to the move-out of the single tenant at the property in July 2002. Though occupancy increased by 4%, the other Brentwood, Tennessee property experienced a net unrealized loss of approximately $1.3 million primarily due to softening market conditions. The Lisle, Illinois property experienced a net unrealized loss of approximately $0.6 million primarily due to impending tenant rollover and softening market conditions. The office property located in Beaverton, Oregon experienced an unrealized loss of approximately $0.1 million due to lower market rental rates and the near-term lease expiration of one of the tenants.

The five office properties owned by the Partnership experienced a net unrealized loss of approximately $0.8 million during the twelve months of 2001. One of the Brentwood, Tennessee properties experienced a net unrealized loss of approximately $0.7 million primarily due to the near-term expiration and expected move-out of the single tenant at the property in July 2002. The Beaverton, Oregon and the Lisle, Illinois office properties experienced a net unrealized loss of approximately $0.4 million and $0.2 million, respectively, primarily due to softening market conditions. Offsetting these unrealized losses was an unrealized gain of approximately $0.6 million at the office property located in Oakbrook Terrace, Illinois. This unrealized gain was attributable to the signing of two new leases, which brought the leased area from 55% to 79%.

Occupancy at one of the Brentwood, Tennessee office properties increased from 74% at December 31, 2001 to 78% at December 31, 2002. The other Brentwood, Tennessee office property decreased from 100% at December 31, 2001 to 0% at December 31, 2002. Occupancy at the Lisle, Illinois and Beaverton, Oregon office properties remained unchanged at 100% at December 31, 2001 and 2002. Occupancy at the Oakbrook Terrace, Illinois office decreased from 79% at December 31, 2001 to 27% at December 31, 2002. As of December 31, 2002 all vacant spaces were being marketed.

Apartment Complexes

Net investment income from property operations for the apartment sector was $3.1 million for the year ended December 31, 2002, a decrease of $0.6 million, or 17.3%, when compared to the corresponding period in 2001. These decreases were primarily due to a decrease in average occupancy at the Atlanta, Georgia apartment complex. Average occupancy for the Atlanta, Georgia apartment complex was 90% and 83% for the years ended December 31, 2001 and 2002, respectively. Additionally, rental concessions were made with a goal attracting and retaining occupants, thus resulting in lower revenue at all the apartment complexes.

The apartment complexes owned by the Partnership experienced a net unrealized loss of $0.9 million for the year ended December 31, 2002 compared to a net unrealized gain of $0.4 million for the year ended December 31, 2001. Of the unrealized loss experienced in the twelve months of 2002, $1.3 million was experienced at the apartment complex located in Atlanta, Georgia. This unrealized loss was due to softening market conditions. The apartment complex located in Jacksonville, Florida experienced an unrealized loss of $0.2 million due to slightly higher expense estimates and softening market conditions. The apartment portfolio located in Gresham/Salem, Oregon, also experienced a net unrealized loss of $0.1 million primarily due to increases in operating expense levels and softening market conditions. Offsetting these losses, the apartment complex located in Raleigh, North Carolina experienced an unrealized gain of $0.7 million due to a reduced estimate of rent concessions and a reduction in certain operating expenses.

The apartment complexes owned by the Partnership experienced a net unrealized gain of $0.4 million for the twelve months ended December 31, 2001. The majority of the unrealized gain experienced in 2001 was primarily due to the Atlanta, Georgia apartment complex that experienced an increase in value of $0.9 million due to sub-metering of the apartments for water usage and lower real estate taxes than previously estimated. The apartment complex portfolio located in Gresham and Salem, Oregon also experienced an increase in value of $0.4 million due to the completion of capital improvements and a reduction of administrative expense estimates.

Offsetting these unrealized gains was the apartment complex located in Raleigh, North Carolina, which experienced a net unrealized loss of $0.5 million due to a decrease in occupancy. The apartment complex in Jacksonville, Florida also experienced a decrease in value of $0.4 million due to higher replacement reserve expenses, higher operating expense projections, and slightly lower market rent estimates.

Occupancy at the Atlanta, Georgia complex increased from 83% at December 31, 2001 to 90% at December 31, 2002. Occupancy at the Raleigh, North Carolina complex increased from 82% at December 31, 2001 to 88% at December 31, 2002. Occupancy at the apartment complex in Jacksonville, Florida increased from 88% at December 31, 2001 to 90% at December 31, 2002. Occupancy at the Gresham and Salem, Oregon apartment complexes decreased from 93% at December 31, 2001 to 92% at December 31, 2002. As of December 31, 2002, all available vacant units were being marketed.

Retail Properties

Net investment income for the Partnership’s retail properties was approximately $3.6 million for the year ended December 31, 2002, and approximately $2.9 million for the year ended December 31, 2001. The increase in the year-to-date net investment income for the retail sector is primarily due to the May 2001 acquisition of the retail center located in Hampton, Virginia and the November 2002 acquisition of the retail center located in Ocean City, Maryland.

The retail properties experienced a net unrealized loss of $0.8 million for the year ended December 31, 2002 and a net unrealized loss of $0.1 million for the year ended December 31, 2001. The retail center located in Roswell, Georgia experienced a net unrealized loss of $1.7 million for the twelve months of 2002 due to the risk that a major tenant would not renew its lease, coupled with lower market rents. Partially offsetting this loss, the retail center located in Hampton, Virginia experienced an unrealized gain of $0.9 million due to the addition of 20,000 rentable square feet and an increase in occupancy.

The retail properties experienced a net unrealized loss of $0.1 million for the twelve months ended December 31, 2001. The retail center located in Roswell, Georgia experienced a loss of $0.6 million for 2001 due to increased capital expenditures and a slight drop in occupancy. Offsetting this unrealized loss was an unrealized gain of $0.5 million resulting from the market value appraisal received on the newly acquired retail center located in Hampton, Virginia.

Occupancy at the retail center in Hampton, Virginia remained unchanged at 100% at December 31, 2001 and 2002. Occupancy at the shopping center located in Roswell, Georgia increased from 92% at December 31, 2001 to 93% at December 31, 2002. Occupancy at the retail center in Ocean City, Maryland was 99% at December 31, 2002. As of December 31, 2002, all vacant spaces were being marketed.

Industrial Properties

Net investment income from property operations for the industrial properties increased from $0.5 million for year ended December 31, 2001 to $1.4 million for the corresponding period ended December 31, 2002. The majority of this increase was due to higher revenues at the properties located in Bolingbrook, Illinois and Salt Lake City, Utah. On September 12, 2002 the industrial property located in Bolingbrook, Illinois was sold for a realized gain of $0.4 million. Average occupancy for the Bolingbrook, Illinois industrial property was 24% and 79% for the year ended December 31, 2001 and nine months ended September 30, 2002, respectively.

The industrial properties owned by the Partnership experienced a net unrealized gain of approximately $0.2 million for the year ended December 31, 2002 compared to a net unrealized loss of approximately $2.1 million in 2001. The majority of the unrealized gain in 2002 was attributable to the Aurora, Colorado industrial property. This gain of approximately $0.5 million was due to an increase in market rents. Offsetting this unrealized gain was the Salt Lake City, Utah facility, which experienced a net unrealized loss of $0.3 million due to capital expenditures at the property that were not reflected as an increase in market value and softening market conditions.

The three industrial properties owned by the Partnership experienced a net unrealized loss of approximately $2.1 million for the twelve months ended December 31, 2001. The majority of the unrealized loss in 2001 was attributable to the Salt Lake City, Utah industrial property. This loss of approximately $1.3 million was due to a decrease in market rents. The Bolingbrook, Illinois facility experienced a loss of $0.9 million due to a decrease in rental rates and softening market conditions.

The occupancy at the Salt Lake City, Utah property remained unchanged at 77% at December 31, 2001 and 2002. The Aurora, Colorado property’s occupancy rate remained unchanged at 75% at December 31, 2001 and 2002. As of December 31, 2002, all vacant spaces were being marketed.

Equity in Income of Real Estate Partnership

During the year ended December 31, 2002, income from the investment located in Kansas City, Kansas and Missouri amounted to $0.3 million, a decrease of 59.8% from $0.7 million at December 31, 2001. The decrease in the year-to-date equity in income of real estate partnership is due to a decrease in revenue associated with expansion of the existing grocery store anchor that commenced during the fourth quarter 2001. It is anticipated that upon completion, both occupancy and rental rates will increase.

The equity investment experienced a net unrealized loss of $0.6 million and a net unrealized gain of $0.2 million for the years ended December 31, 2002 and 2001, respectively. The unrealized loss of $0.6 million for the year ended December 31, 2002 was primarily due to renovations from the expansion of the existing grocery store anchor that have not been reflected yet in the market value of the property. The unrealized gain of $0.2 million for the twelve months ended December 31, 2001 was primarily due to the addition of a tenant that will provide a substantial amount of income to the center in rent and the addition of new space to house this tenant.

The retail portfolio located in Kansas City, Kansas and Missouri had an average occupancy of 90% at December 31, 2001, which decreased to 87% at December 31, 2002. As of December 31, 2002, all vacant spaces were being marketed.

Real Estate Investment Trusts

The Partnership’s investment in REITS was liquidated at the end of the fourth quarter of 2001. During the twelve months ended December 31, 2001, the Partnership’s remaining investment in REITS recognized a realized loss of $0.2 million due to the sale of the Partnership’s remaining investment in REITs.

Other

Other net investment income increased $0.1 million during the year of 2002 compared to the corresponding period in 2001. Other net investment income includes interest income from short-term investments, investment management fees, and expenses not related to property activities. The increase in 2002 is primarily due to an increase in interest income from short-term investments offset by a decrease in management fees due to the Partnership’s liquidation of its entire investment in REIT shares.

(c) Inflation

The Partnership’s leases with a majority of its commercial tenants provide for recoveries of expenses based upon the tenant’s proportionate share of, and/or increases in, real estate taxes and certain operating costs, which may reduce the Partnership’s exposure to increases in operating costs resulting from inflation.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the application of accounting policies that often involve a significant degree of judgment. Management, on an ongoing basis, reviews critical estimates and assumptions. If management determines, as a result of its consideration of facts and circumstances that modifications in assumptions and estimates are appropriate, results of operations and financial position as reported in the Consolidated Financial Statements may change significantly.

The following sections discuss critical accounting policies applied in preparing our financial statements that are most dependent on the application of estimates and assumptions.

Valuation of Investments

Real Estate Investments — The Partnership’s investments in real estate are initially valued at their purchase price. Thereafter, real estate investments are reported at their estimated market values based upon appraisal reports prepared by independent real estate appraisers (members of the Appraisal Institute or an equivalent organization) within a reasonable amount of time following acquisition of the real estate and no less frequently than annually thereafter. The Chief Real Estate Appraiser of Prudential Investment Management is responsible to assure that the valuation process provides objective and accurate market value estimates.

The purpose of an appraisal is to estimate the market value of real estate as of a specific date. Market value has been defined as the most probable price for which the appraised real estate will sell in a competitive market under all conditions requisite for a fair sale, with the buyer and seller each acting prudently, knowledgeably, and for self interest, and assuming that neither is under undue duress.

Real estate partnerships are valued at the Partnership’s equity in net assets as reflected in the Partnership’s financial statements with properties valued as described above.

As described above, the estimated market value of real estate and real estate related assets is determined through an appraisal process. These estimated market values may vary significantly from the prices at which the real estate investments would sell since market prices of real estate investments can only be determined by negotiation between a willing buyer and seller. Although the estimated market values represent subjective estimates, management believes these estimated market values are reasonable approximations of market prices and the aggregate value of investments in real estate is fairly presented as of December 31, 2003 and December 31, 2002.

Other Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. The Partnership’s exposure to market rate risk for changes in interest rates relates to about 34.59% of its investment portfolio consisting primarily of short-term fixed rate commercial paper and fixed and variable interest rate debt. The Partnership does not use derivative financial instruments. By policy, the Partnership places its investments with high quality debt security issuers, limits the amount of credit exposure to any one issuer, limits duration by restricting the term, and holds investments to maturity except under rare circumstances.

The table below presents the amounts and related weighted interest rates of the Partnership’s cash equivalents and short-term investments at December 31, 2003:

                                                            Estimated Market Value
                                          Maturity              (in $ millions)                    Average
                                                                                                Interest Rate
                                   ------------------------ ------------------------ -------------------------------------

            Cash equivalents             0-3 months                  $18.9                          0.94%

The table below discloses the Partnership’s fixed rate debt as of December 31, 2003. All of the Partnership’s long-term debt bears interest at fixed rates and therefore the fair value of these instruments is affected by changes in market interest rates. On October 9, 2003 the Partnership refinanced its variable rate debt to a fixed rate of 4.34%. The following table presents principal cash flows (in thousands) based upon maturity dates of the debt obligations and the related weighted-average interest rates by expected maturity dates for the fixed rate debt.

Debt    (in   $    thousands),                                                                                      Estimated
including current portion         2004       2005       2006       2007       2008       Thereafter     Total       Fair Value
-------------------------         ----       ----       ----       ----       ----       ----------     -----       ----------
Average Fixed Interest Rate       5.85%      5.83%      5.28%      5.26%      5.04%        6.75%        7.52%
Fixed Rate                        $719       $774      $8,479      $588      $26,091       $7,284      $43,935        $42,869
                                ---------- ---------- ---------- ---------- ----------- ------------- ----------- ----------------
Total Mortgage Loans Payable      $719       $774      $8,479      $588      $26,091       $7,284      $43,935        $42,869

The Partnership is exposed to market risk from tenants. While the Partnership has not experienced any significant credit losses, in the event of a significant rising interest rate environment and/or economic downturn, defaults could increase and result in losses to the Partnership, which would adversely affect its operating results and liquidity.

FINANCIAL STATEMENTS

Following are financial statements and independent auditor’s reports of the Real Property Account, as well as financial statements and independent auditor’s reports of the Partnership.

                                                      FINANCIAL STATEMENTS OF
                                         PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT

STATEMENTS OF NET ASSETS
December 31, 2003 and 2002
                                                                           2003             2002
                                                                         _________        _________
ASSETS
   Investment in The Prudential Variable Contract
      Real Property Partnership ..............................        $100,148,190      $101,048,531
                                                                         _________         _________
   Net Assets.................................................        $100,148,190      $101,048,531
                                                                         _________         _________
                                                                         _________         _________
NET ASSETS, representing:
   Equity of contract owners .................................        $ 74,406,535      $ 75,909,090
   Equity of Pruco Life Insurance Company ....................          25,741,655        25,139,441
                                                                         _________         _________
                                                                      $100,148,190      $101,048,531
                                                                         _________         _________
                                                                         _________         _________
Units outstanding.............................................          45,311,604        46,460,669
                                                                         _________         _________
                                                                         _________         _________
Portfolio shares held.........................................           4,061,676         4,190,321
Portfolio net asset value per share...........................             $ 24.66           $ 24.11

STATEMENTS OF OPERATIONS
For the years ended December 31, 2003, 2002 and 2001
                                                                           2003             2002              2001
                                                                         _________        _________         _________
INVESTMENT INCOME
Net investment income from Partnership operations.............         $ 5,820,059       $ 5,952,587       $ 6,766,150
                                                                         _________         _________         _________
EXPENSES
Charges to contract owners for assuming mortality risk and
   expense risk and for administration .......................             457,425           474,986           486,471
                                                                         _________         _________         _________
NET INVESTMENT INCOME.........................................           5,362,634         5,477,601         6,279,679
                                                                         _________         _________         _________
NET REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS
Net change in unrealized gain (loss) on investments in Partnership      (3,803,218)       (4,882,490)       (1,302,684)
Realized gain (loss) on sale of investments in Partnership....             255,573           215,623          (115,961)
                                                                         _________         _________         _________
NET GAIN (LOSS) ON INVESTMENTS................................          (3,547,645)       (4,666,867)       (1,418,645)
                                                                         _________         _________         _________
NET INCREASE IN NET ASSETS
   RESULTING FROM OPERATIONS..................................         $ 1,814,989         $ 810,734       $ 4,861,034
                                                                         _________         _________         _________
                                                                         _________         _________         _________

STATEMENTS OF CHANGES IN NET ASSETS
For the years ended December 31, 2003, 2002 and 2001
                                                                           2003             2002              2001
                                                                         _________        _________         _________
OPERATIONS
Net investment income.........................................         $ 5,362,634       $ 5,477,601       $ 6,279,679
Net change in unrealized gain (loss) on investments in Partnership      (3,803,218)       (4,882,490)       (1,302,684)
Net realized gain (loss) on sale of investments in Partnership             255,573           215,623          (115,961)
                                                                         _________         _________         _________
NET INCREASE IN NET ASSETS
   RESULTING FROM OPERATIONS..................................           1,814,989           810,734         4,861,034
                                                                         _________         _________         _________
CAPITAL TRANSACTIONS
Net withdrawals by contract owners ...........................          (2,684,776)       (2,895,970)       (3,384,921)
Net withdrawals by Pruco Life Insurance Company...............             (30,554)       (5,423,612)       (5,445,898)
                                                                         _________         _________         _________
NET DECREASE IN NET ASSETS
   RESULTING FROM CAPITAL TRANSACTIONS........................          (2,715,330)       (8,319,582)       (8,830,819)
                                                                         _________         _________         _________
TOTAL DECREASE IN NET ASSETS..................................            (900,341)       (7,508,848)       (3,969,785)
NET ASSETS
   Beginning of year..........................................         101,048,531       108,557,379       112,527,164
                                                                         _________         _________         _________
   End of year................................................        $100,148,190      $101,048,531      $108,557,379
                                                                         _________         _________         _________
                                                                         _________         _________         _________

                             The accompanying notes are an integral part of these financial statements.

                                                           A-1 Real Property

                                                NOTES TO THE FINANCIAL STATEMENTS OF
                                         PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT
                                                         December 31, 2003

Note 1:   General

Pruco Life Variable  Contract Real Property  Account (the "Real Property  Account") was established on August 27, 1986 and commenced business September 5, 1986.  Pursuant to Arizona law, the Real Property Account was established as a separate  investment account of
Pruco  Life  Insurance  Company  ("Pruco  Life"),  a  wholly-owned  subsidiary  of  The  Prudential  Insurance  Company  of  America
("Prudential"),  a  wholly-owned  subsidiary of Prudential  Financial,  Inc.  ("PFI").  The assets of the Real Property  Account are segregated  from Pruco Life's  other  assets.  The Real  Property  account is used to fund  benefits  under  certain  variable  life insurance and variable annuity  contracts issued by Pruco Life. These products are Appreciable Life ("VAL"),  Variable Life ("VLI"),
Discovery Plus ("SPVA"), and Discovery Life Plus ("SPVL").

The  assets of the Real  Property  Account  are  invested  in The  Prudential  Variable  Contract  Real  Property  Partnership  (the
"Partnership").  The  Partnership  is  organized  under New Jersey  law and is  registered  under the  Securities  Act of 1933.  The
Partnership  is the  investment  vehicle for assets  allocated to the real estate  investment  option under  certain  variable  life insurance and annuity contracts.  The Real Property Account,  along with The Prudential  Variable Contract Real Property Account and
the Pruco Life of New Jersey Variable  Contract Real Property  Account,  are the sole investors in the Partnership.  These financial statements should be read in conjunction with the financial statements of the Partnership.

The Partnership has a policy of investing at least 65% of its assets in direct ownership interests in  income-producing  real estate and participating mortgage loans.

Note 2:   Summary of Significant Accounting Policies

A.  Basis of Accounting

The  accompanying  financial  statements are prepared in conformity  with  accounting  principles  generally  accepted in the United
States of America  ("GAAP").  The  preparation  of the  financial  statements in  conformity  with GAAP requires  management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

B.  Investment in Partnership Interest

The  investment in the  Partnership  is based on the Real Property  Account's  proportionate  interest of the  Partnership's  market value.  At December 31, 2003 and 2002 the Real Property  Account's  interest in the  Partnership  was 55.1% or 4,061,676  shares and
54.8% or 4,190,321 shares respectively.

C.  Income Recognition

Net investment  income and realized and unrealized gains and losses are recognized  daily.  Amounts are based upon the Real Property
Account's proportionate interest in the Partnership.

D.  Equity of Pruco Life Insurance Company

Pruco Life maintains a position in the Real Property Account for property  acquisitions and capital  expenditure  funding needs. The position is also utilized for liquidity  purposes  including unit purchases and redemptions,  Partnership  share  transactions,  and expense processing. The position does not have an effect on the contract owner's account or the related unit value.

                                                         A-2 Real Property

Note 3:   Taxes

Pruco Life is taxed as a "life  insurance  company" as defined by the Internal  Revenue Code.  The results of operations of the Real
Property  Account form a part of PFI's  consolidated  federal tax return.  Under  current  federal law, no federal  income taxes are payable by the Real Property Account. As such, no provision for the tax liability has been recorded in these financial statements.

Note 4:   Net Withdrawals by Contract Owners

Contract owner activity for the real estate investment  option in Pruco Life's variable  insurance and variable annuity products for the years ended December 31, 2003, 2002 and 2001 were as follows:

2003:
                                              VAL              VLI             SPVA            SPVL           TOTAL
                                             ________         _______          ______         _______          _______
Contract Owner Net Payments:              $ 3,953,704       $ 313,893             $ 0         $   (20)     $ 4,267,577
Policy Loans:                              (1,526,557)         40,619               0         (63,800)      (1,549,738)
Policy Loan Repayments and Interest:        2,575,253          62,011               0         192,676        2,829,940
Surrenders, Withdrawals, and
  Death Benefits:                          (4,391,603)       (334,013)        (59,897)       (355,196)      (5,140,709)
Net Transfers To Other Subaccounts
  or Fixed Rate Option:                      (146,809)         10,628         (10,000)            439         (145,742)
Administrative and Other Charges:          (2,742,221)       (178,603)              0         (25,280)      (2,946,104)
                                             ________         _______          ______         _______          _______
Net Withdrawals by Contract Owners        $(2,278,233)      $ (85,465)       $(69,897)      $(251,181)     $(2,684,776)
                                             ________         _______          ______         _______          _______
                                             ________         _______          ______         _______          _______

2002:
                                              VAL              VLI             SPVA            SPVL           TOTAL
                                             ________         _______          ______         _______          _______
Contract Owner Net Payments:              $ 4,401,046       $ 330,648             $ 0           $ 310      $ 4,732,004
Policy Loans:                              (1,591,647)         (5,015)              0         (56,057)      (1,652,719)
Policy Loan Repayments and Interest:        2,046,010          58,158               0         125,801        2,229,969
Surrenders, Withdrawals, and
  Death Benefits:                          (4,311,328)       (325,555)        (64,882)       (322,558)      (5,024,323)
Net Transfers To Other Subaccounts
  or Fixed Rate Option:                       (41,683)         (8,788)         27,098         (67,553)         (90,926)
Administrative and Other Charges:          (2,879,240)       (183,223)              0         (27,512)      (3,089,975)
                                             ________         _______          ______         _______          _______
Net Withdrawals by Contract Owners        $(2,376,842)      $(133,775)       $(37,784)      $(347,569)     $(2,895,970)
                                             ________         _______          ______         _______          _______
                                             ________         _______          ______         _______          _______

2001:
                                              VAL              VLI             SPVA            SPVL           TOTAL
                                             ________         _______          ______         _______          _______
Contract Owner Net Payments:              $ 4,273,765       $ 380,615          $  (13)       $ (1,874)     $ 4,652,493
Policy Loans:                              (1,856,054)        (86,464)              0         (78,500)      (2,021,018)
Policy Loan Repayments and Interest:        1,881,095          63,019               0         176,382        2,120,496
Surrenders, Withdrawals, and
  Death Benefits:                          (3,953,623)       (285,065)        (34,082)       (341,668)      (4,614,438)
Net Transfers To Other Subaccounts
  or Fixed Rate Option:                      (492,261)        (17,950)        (19,027)         56,745         (472,493)
Administrative and Other Charges:          (2,837,147)       (183,877)              0         (28,937)      (3,049,961)
                                             ________         _______          ______         _______          _______
Net Withdrawals by Contract Owners        $(2,984,225)      $(129,722)       $(53,122)      $(217,852)     $(3,384,921)
                                             ________         _______          ______         _______          _______
                                             ________         _______          ______         _______          _______

                                                         A-3 Real Property

Note 5:   Unit Activity

Transactions in units for the years ended December 31, 2003, 2002 and 2001 were as follows:

2003:
                                                                            VAL        VLI        SPVA        SPVL
                                                                         ________    _______     ______      _______
Company Contributions:     1,814,298   Contract Owner Contributions:    3,017,473     178,515          0      93,841
Company Redemptions:      (1,721,856)  Contract Owner Redemptions:     (4,057,783)   (216,005)   (35,600)   (221,948)

2002:
                                                                            VAL        VLI        SPVA        SPVL
                                                                         ________    _______     ______      _______
Company Contributions:     1,898,876   Contract Owner Contributions:    2,978,887     181,776         81      76,633
Company Redemptions:      (4,334,318)  Contract Owner Redemptions:     (4,071,866)   (240,790)   (19,328)   (253,050)

2001:
                                                                            VAL        VLI        SPVA        SPVL
                                                                         ________    _______     ______      _______
Company Contributions:     1,963,552   Contract Owner Contributions:    2,853,710     202,651          0     121,966
Company Redemptions:      (4,396,929)  Contract Owner Redemptions:     (4,247,981)   (261,094)   (27,100)   (233,493)

Note 6:   Purchases and Sales of Investments

The aggregate  costs of purchases and proceeds from sales of investments in the  Partnership  for the years ended December 31, 2003,
2002 and 2001 were as follows:

                                             December 31, 2003          December 31, 2002         December 31, 2001
                                              ______________             _______________           ______________
Purchases:                                                $0                       $0                         $0
Sales:                                           $(3,172,755)             $(8,794,568)               $(9,317,290)

Note 7:   Financial Highlights

Pruco Life  Insurance  Company (the  "Company" or  "Prudential")  sells a number of variable  annuity and  variable  life  insurance products.  These  products  have unique  combinations  of features and fees that are charged  against the contract  owner's  account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.

The following  table was developed by  determining  which  products  offered by Pruco Life have the lowest and highest total expense ratio.  The summary may not reflect the minimum and maximum  contract charges offered by the Company as contract owners may not have selected all available and applicable contract options as discussed in Note 1. The table reflects contract owner units only.

                                   At year ended                                  For the year ended
                           ____________________________                    _________________________________
                                                                                       Expense             Total
                      Units        Unit Value        Net Assets     Investment         Ratio**           Return***
                     (000's)     Lowest-Highest        (000's)     Income Ratio*   Lowest-Highest     Lowest-Highest
                      _____       ____________         _______       _________       ___________        __________
December 31, 2003    33,530   $1.99197 to $2.32279     $74,407         5.77%       0.35% to 1.25%     0.98% to 1.89%
December 31, 2002    34,771   $1.97263 to $2.27966     $75,909         5.59%       0.35% to 1.25%     -0.03% to 0.87%
December 31, 2001    36,119   $1.97316 to $2.26011     $78,352         5.95%       0.35% to 1.25%     3.50% to 4.42%

The table above reflects  information for units held by contract  owners.  Pruco Life also maintains a position in the Real Property
Account,  to provide for property  acquisitions and capital  expenditure  funding needs. Pruco Life held 11,781,786,  11,689,343 and
14,124,785  units  representing  $25,741,655,  $25,139,441  and  $30,205,210  of net assets as of December 31, 2003,  2002 and 2001, respectively.  Charges for mortality risk,  expense risk and administrative  expenses are used by Pruco Life to purchase  additional units in its account resulting in no impact to its net assets.

* This amount represents the proportionate  share of the net investment income from the underlying  Partnership divided by the total average assets of the Account.  This ratio excludes those  expenses,  such as mortality and expense  charges,  that result in direct reductions in the unit values.

                                                         A-4 Real Property

** These ratios represent the annualized  contract expenses of the separate account,  consisting  primarily of mortality and expense charges,  for each period  indicated.  The ratios  include  only those  expenses  that result in a direct  reduction to unit values.
Charges made directly to contract owner accounts  through the  redemption of units and expenses of the  underlying  Partnership  are excluded.

***  These  amounts  represent  the total  return  for the  periods  indicated,  including  changes  in the value of the  underlying
Partnership,  and reflect  deductions  for all items  included in the expense  ratio.  The total return does not include any expense assessed  through the redemption of units;  inclusion of these expenses in the calculation  would result in a reduction in the total return presented.

Charges and Expenses

A.  Mortality Risk and Expense Risk Charges

Mortality risk and expense risk charges are determined daily using an effective annual rate of 0.6%,  0.35%,  0.9% and 0.9% for VAL,
VLI,  SPVA,  SPVL,  respectively.  Mortality  risk is that life  insurance  contract  owners  may not live as long as  estimated  or annuitants  may live longer than  estimated and expense risk is that the cost of issuing and  administering  the policies may exceed related charges by Pruco Life. The  mortality risk and expense risk charges are assessed through reduction in unit values.

B.  Administrative Charges

Administrative  charges  are  determined  daily  using an  effective  annual  rate of 0.35%  applied  daily  against  the net assets representing  equity of contract owners held in each subaccount for SPVA and SPVL.  Administrative  charges include costs associated with issuing the contract,  establishing  and maintaining  records,  and providing  reports to contract owners.  The  administrative charge is assessed through reduction in unit values.

C.  Cost of Insurance and Other Related Charges

Contract  owner  contributions  are  subject to  certain  deductions  prior to being  invested  in the Real  Property  Account.  The deductions  for VAL and VLI are (1) state  premium  taxes;  (2) sales  charges,  not to exceed 5% for VAL and 9% for VLI,  which are deducted in order to compensate  Pruco Life for the cost of selling the contract and (3) transaction  costs,  applicable to VAL, are deducted from each premium payment to cover premium  collection and processing costs.  Contracts are also subject to monthly charges for the costs of administering  the contract to compensate  Pruco Life the guaranteed  minimum death benefit risk. These charges are assessed through the redemption of units.

D.  Deferred Sales Charge

A deferred  sales charge is imposed upon the surrender of certain  variable life  insurance  contracts to compensate  Pruco Life for sales and other  marketing  expenses.  The amount of any sales charge will depend on the number of years that have elapsed since the contract  was  issued but will not exceed 45% for VAL and 9% for SPVL.  No sales  charge  will be imposed  after the sixth and tenth year of the contract for SPVL and VAL,  respectively.  No sales charge will be imposed on death benefits. A deferred sales charge is assessed through the redemption of units.

E.  Partial Withdrawal Charge

A charge is imposed by Pruco Life on partial  withdrawals of the cash  surrender  value for VAL. A charge equal to the lesser of $15 or 2% will be made in  connection  with each partial  withdrawal  of the cash  surrender  value of a contract.  A charge is assessed through the redemption of units.

Note 8: Related Party

Prudential and its affiliates  perform  various  services on behalf of the  Partnership in which the Account  invests and may receive fees for the services performed. These services include, among other things, shareholder communications,  preparation,  postage, fund transfer agency and various other record keeping and customer service functions.

                                                          A-5 Real Property

                                                   Report of Independent Auditors

To the Contract Owners of the
Pruco Life Variable Contract Real Property Account
and the Board of Directors of
Pruco Life Insurance Company

In our opinion,  the  accompanying  statements  of net assets and the related  statements  of  operations  and changes in net assets present fairly, in all material  respects,  the financial position of Pruco Life Variable Contract Real Property Account at December
31,  2003 and 2002,  and the results of its  operations  and the changes in its net assets for each of the three years in the period ended  December 31, 2003,  in conformity  with  accounting  principles  generally  accepted in the United  States of America.  These financial  statements are the  responsibility  of the  management of the Pruco Life  Insurance  Company;  our  responsibility  is to express an opinion on these  financial  statements  based on our audits.  We conducted our audits of these  financial  statements in accordance with auditing standards  generally  accepted in the United States of America,  which require that we plan and perform the audit to obtain reasonable  assurance about whether the financial  statements are free of material  misstatement.  An audit includes examining,  on a test basis, evidence supporting the amounts and disclosures in the financial  statements,  assessing the accounting principles  used and significant  estimates made by management,  and evaluating the overall  financial  statement  presentation.  We believe that our audits,  which  included  confirmation  of shares at December 31, 2003 with The Prudential  Variable  Contract Real
Property Partnership, provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 26, 2004

                                                           A-6 Real Property

                                      THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
                                                         FINANCIAL STATEMENTS

Consolidated Statements of Assets and Liabilities - December 31, 2003 and 2002                       B1

Consolidated Statements of Operations - Years Ended December 31, 2003, 2002 and 2001                 B2

Consolidated Statements of Changes in Net Assets - Years Ended December 31, 2003, 2002 and 2001      B3

Consolidated Statements of Cash Flows - Years Ended December 31, 2003, 2002 and 2001                 B4

Schedule of Investments - December 31, 2003 and 2002                                                 B5

Notes to Consolidated Financial Statements                                                           B7

Report of Independent Accountants                                                                    B13

                                                         INDEX - Real Property

                                     THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                                         CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

                                                                                            Year Ended December 31,
                                                                                              ___________________
                                                                                            2003              2002
                                                                                            ________          ________
ASSETS
REAL ESTATE INVESTMENTS - At estimated market value:
   Real estate and improvements (cost: 12/31/2003 - $223,943,870;
      12/31/2002 - $215,592,277).............................................           $201,144,866      $196,631,183
   Real estate partnership (cost: 12/31/2003 - $10,609,273;
      12/31/2002 - $9,931,394)...............................................              8,721,319         8,978,324
   Other real estate investments (cost: 12/31/2003 - $500,000;
      12/31/2002 - $0).......................................................                500,000                 -
                                                                                            ________          ________
      Total real estate investments..........................................            210,366,185       205,609,507
CASH AND CASH EQUIVALENTS....................................................             18,901,814        18,591,149
OTHER ASSETS, NET............................................................              6,359,853         5,519,457
                                                                                            ________          ________
      Total assets...........................................................           $235,627,852      $229,720,113
                                                                                            ________          ________
                                                                                            ________          ________
LIABILITIES
MORTGAGE LOANS PAYABLE.......................................................             43,934,494        35,699,108
ACCOUNTS PAYABLE AND ACCRUED EXPENSES........................................              2,998,752         3,092,098
DUE TO AFFILIATES............................................................              1,017,932           907,503
OTHER LIABILITIES............................................................                947,110           911,245
MINORITY INTEREST............................................................              5,086,503         4,756,653
                                                                                            ________          ________
      Total liabilities......................................................             53,984,791        45,366,607
                                                                                            ________          ________
COMMITMENTS AND CONTINGENCIES
PARTNERS' EQUITY.............................................................            181,643,061       184,353,506
                                                                                            ________          ________
      Total liabilities and partners' equity.................................           $235,627,852      $229,720,113
                                                                                            ________          ________
                                                                                            ________          ________
NUMBER OF SHARES OUTSTANDING AT END OF PERIOD................................              7,366,835         7,644,848
                                                                                            ________          ________
                                                                                            ________          ________
SHARE VALUE AT END OF PERIOD.................................................                 $24.66            $24.11
                                                                                            ________          ________
                                                                                            ________          ________

                        The accompanying notes are an integral part of these consolidated financial statements.

                                                         B-1 Real Property

                                     THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                                               CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                    Year Ended December 31,
                                                                                ______________________________
                                                                           2003              2002             2001
                                                                           _______           _______           _______
INVESTMENT INCOME:
  Revenue from real estate and improvements...................         $26,217,891       $26,345,500       $24,339,631
  Equity in income of real estate partnership.................             560,660           276,209           686,801
  Dividend income.............................................                   -                 -         2,157,647
  Interest on short-term investments..........................             281,943           455,339           296,514
                                                                           _______           _______           _______
    Total investment income...................................          27,060,494        27,077,048        27,480,593
                                                                           _______           _______           _______
INVESTMENT EXPENSES:
  Operating...................................................           5,116,001         5,261,674         5,328,004
  Investment management fee...................................           2,493,957         2,486,639         2,694,130
  Real estate taxes...........................................           2,590,600         2,824,719         2,652,956
  Administrative..............................................           3,496,973         3,345,192         2,518,644
  Interest expense............................................           2,557,294         1,989,473         1,776,701
  Minority interest...........................................             192,260           305,308           159,852
                                                                           _______           _______           _______
    Total investment expenses.................................          16,447,085        16,213,005        15,130,287
                                                                           _______           _______           _______
NET INVESTMENT INCOME.........................................          10,613,409        10,864,043        12,350,306
                                                                           _______           _______           _______
REALIZED AND UNREALIZED GAIN (LOSS) ON REAL ESTATE
  INVESTMENTS:
  Net proceeds from real estate investments sold..............           5,689,488         6,282,075        53,417,000
  Less: Cost of real estate investments sold..................           6,620,263         9,101,381        50,300,836
    Realization of prior years' unrealized
    gain (loss) on real estate investments sold...............          (1,396,836)       (3,212,838)        3,327,829
                                                                           _______           _______           _______
  Net gain (loss) realized on real estate
    investments sold..........................................             466,061           393,532          (211,665)
                                                                           _______           _______           _______
  Change in unrealized gain (loss) on real estate investments.          (6,169,630)       (8,739,488)       (2,311,404)
  Less: Minority interest in unrealized gain (loss) on
    real estate investments...................................             763,795           171,707            24,680
                                                                           _______           _______           _______
  Net unrealized gain (loss) on real estate investments.......          (6,933,425)       (8,911,195)       (2,336,084)
                                                                           _______           _______           _______
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON REAL ESTATE INVESTMENTS..................................          (6,467,364)       (8,517,663)       (2,547,749)
                                                                           _______           _______           _______
INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS.............................................         $ 4,146,045       $ 2,346,380       $ 9,802,557
                                                                           _______           _______           _______
                                                                           _______           _______           _______

                        The accompanying notes are an integral part of these consolidated financial statements.

                                                         B-2 Real Property

                                     THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                                          CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

                                                                                   Year Ended December 31,
                                                                               _______________________________
                                                                          2003              2002              2001
                                                                          ________          ________          ________
INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS:
  Net investment income.......................................        $ 10,613,409      $ 10,864,043      $ 12,350,306
  Net gain (loss) realized on real estate investments sold....             466,061           393,532          (211,665)
  Net unrealized gain (loss) from real estate investments.....          (6,933,425)       (8,911,195)       (2,336,084)
                                                                          ________          ________          ________
  Increase (decrease) in net assets resulting from operations.           4,146,045         2,346,380         9,802,557
                                                                          ________          ________          ________
INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM CAPITAL TRANSACTIONS:
Withdrawals by partners
  (2003 -278,014; 2002 - 672,622; and
    2001 - 758,443 shares, respectively)......................          (6,856,490)      (16,143,510)      (18,000,000)
                                                                          ________          ________          ________
      Increase (decrease) in net assets
        resulting from capital transactions...................          (6,856,490)      (16,143,510)      (18,000,000)
                                                                          ________          ________          ________
INCREASE (DECREASE) IN NET ASSETS.............................          (2,710,445)      (13,797,130)       (8,197,443)
NET ASSETS - Beginning of period..............................         184,353,506       198,150,636       206,348,079
                                                                          ________          ________          ________
NET ASSETS - End of period....................................        $181,643,061      $184,353,506      $198,150,636
                                                                          ________          ________          ________
                                                                          ________          ________          ________

                        The accompanying notes are an integral part of these consolidated financial statements.

                                                         B-3 Real Property

                                     THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                                               CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   Year Ended December 31,
                                                                               _______________________________
                                                                          2003              2002              2001
                                                                          ________          ________          ________
CASH FLOWS FROM OPERATING ACTIVITIES:
Net increase in net assets from operations....................         $ 4,146,045       $ 2,346,380       $ 9,802,557
Adjustments to reconcile net increase in net assets
  to net cash from operating activities
    Net realized and unrealized loss (gain) on
      real estate investments.................................           6,467,364         8,517,663         2,547,749
    Amortization of deferred financing costs..................            (523,586)         (189,826)                -
    Distributions in excess of (less than) equity in income
      of real estate partnership operations...................             648,193           (53,459)         (686,801)
    Minority interest in consolidated partnerships............             192,260           305,308           159,852
    Bad debt expense..........................................             185,844           184,242           108,358
    (Increase) decrease in:
      Dividend receivable.....................................                   -            20,802           213,886
      Other assets............................................            (502,655)       (2,246,510)         (449,444)
    Increase (decrease) in:
      Accounts payable and accrued expenses...................             (93,346)         (377,144)          951,424
      Due to affiliates.......................................             110,429            11,369             8,700
      Other liabilities.......................................              35,865           (61,165)          303,201
                                                                          ________          ________          ________
  Net cash flows from (used in) operating activities..........          10,666,413         8,457,660        12,959,482
                                                                          ________          ________          ________
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net proceeds from real estate investments sold..............           5,689,488         6,282,075        53,417,000
  Acquisition of real estate investments......................          (8,008,729)       (2,610,723)      (14,582,383)
  Additions to real estate and improvements...................          (6,963,127)       (2,629,708)       (4,373,073)
  Contributions to real estate partnerships...................          (1,326,071)       (2,851,395)         (353,956)
  Origination of other real estate investments................            (500,000)                -                 -
  Acquisition of real estate investment trust.................                   -                 -       (18,403,928)
  Sale of marketable securities, net..........................                   -                 -         4,916,494
                                                                          ________          ________          ________
  Net cash flows from (used in) investing activities..........         (11,108,439)       (1,809,751)       20,620,154
                                                                          ________          ________          ________
CASH FLOWS FROM FINANCING ACTIVITIES:
  Withdrawals by partners.....................................          (6,856,490)      (16,143,510)      (18,000,000)
  Principal payments on mortgage loans payable................            (514,614)         (696,828)         (437,588)
  Proceeds from mortgage loans payable........................           8,750,000                 -                 -
  Distributions to minority interest partners.................            (868,559)         (100,528)                -
  Contributions from minority interest partners...............             242,354         2,268,461           929,776
                                                                          ________          ________          ________
  Net cash flows from (used in) financing activities..........             752,691       (14,672,405)      (17,507,812)
                                                                          ________          ________          ________
NET CHANGE IN CASH AND CASH
   EQUIVALENTS................................................             310,665        (8,024,496)       16,071,824
CASH AND CASH EQUIVALENTS - Beginning of period...............          18,591,149        26,615,645        10,543,821
                                                                          ________          ________          ________
CASH AND CASH EQUIVALENTS - End of period.....................         $18,901,814       $18,591,149       $26,615,645
                                                                          ________          ________          ________
                                                                          ________          ________          ________

                        The accompanying notes are an integral part of these consolidated financial statements.

                                                         B-4 Real Property

                                     THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                                         CONSOLIDATED SCHEDULES OF REAL ESTATE INVESTMENTS

                                                     December 31, 2003 and 2002

                                                    Total Rentable
                                                      Square Feet                     December 31,
                                                                             _______________________________
                                                        Unless               2003                      2002
                                                                         _______________          _______________
                                                       Otherwise                  Estimated                 Estimated
                                                       Indicated                   Market                    Market
Property Name          Ownership    City, State       (Unaudited)      Cost         Value        Cost         Value
---------------------------------------------------------------------------------------------------------------------------------------
REAL ESTATE INVESTMENTS

OFFICES
750 Warrenville           WO         Lisle, IL             92,478 $ 23,023,835 $ 12,110,725 $ 22,857,236  $ 13,854,988
Oakbrook Terrace          WO       Oakbrook, IL           107,610   14,619,120   10,097,932   14,205,396    11,213,142
Summit @ Cornell Oaks     WO      Beaverton , OR           72,109   11,890,209   10,000,005   11,890,209    10,800,005
Westpark                  WO       Nashville, TN           97,036   10,423,727    9,239,260   10,320,613     9,651,831
Financial Plaza           WO       Brentwood, TN          742,931    9,837,482    6,700,041    9,826,195     7,709,345
---------------------------------------------------------------------------------------------------------------------------------------
                             Offices % as of 12/31/03        27%    69,794,373   48,147,963   69,099,649    53,229,311
APARTMENTS
Brookwood Apartments      WO        Atlanta, GA         240 Units   15,781,263   17,000,000   15,715,772    17,523,063
Dunhill Trace Apartments  WO        Raleigh, NC         250 Units   16,010,326   17,665,000   15,943,836    17,502,998
Riverbend Apartments      CJV    Jacksonville, FL       458 Units   19,946,920   22,400,000   19,745,855    19,800,000
SIMA Apartments           CJV    Gresham/Salem, OR      493 Units   19,281,738   17,975,000   18,838,570    18,600,000
---------------------------------------------------------------------------------------------------------------------------------------
                            Apartments % as of 12/31/03       41%   71,020,247   75,040,000   70,244,033    73,426,061
RETAIL
King's Market             WO       Rosewell, GA           314,358   33,102,401   23,539,665   32,895,282    24,903,969
Hampton Towne Center      WO        Hampton, VA           174,540   18,013,068   20,000,000   16,446,909    19,300,000
White Marlin Mall         CJV     Ocean City, MD          186,016   13,198,649   15,900,000   10,012,138    10,012,138
Kansas City Portfolio     EJV   Kansas City, KS;MO        487,660   10,609,273    8,721,319    9,931,394     8,978,324
---------------------------------------------------------------------------------------------------------------------------------------
                              Retail % as of 12/31/03        38%    74,923,391   68,160,984   69,285,723    63,194,431
INDUSTRIAL
Smith Road                WO        Aurora, CO            277,930   10,806,403   10,508,509   10,294,784    10,557,058
Walsh Higgins             WO    Salt Lake City, UT        182,500           -            -     6,599,482     5,202,646
---------------------------------------------------------------------------------------------------------------------------------------
                            Industrial % as of 12/31/03       6%    10,806,403   10,508,509   16,894,266    15,759,704
HOTEL
Portland Crown Plaza      CJV      Portland, OR         161 Rooms    8,008,729    8,008,729           -             -
---------------------------------------------------------------------------------------------------------------------------------------
                              Hotel % as of 12/31/03           4%    8,008,729    8,008,729           -             -
OTHER REAL ESTATE INVESTMENTS
Englar Lowes Loan         NR      Westminster, MD                      500,000      500,000           -             -
---------------------------------------------------------------------------------------------------------------------------------------
                  Other Real Estate Investments % as of 12/31/030%     500,000      500,000           -             -

Total Real Estate Investments as a Percentage of
  Net Assets as of 12/31/03                                  116% $235,053,143 $210,366,185  $225,523,671 $205,609,507
                                                         _____________________________ __________________________________________

                                                         _____________________________ __________________________________________

WO - Wholly Owned Investment
CJV - Consolidated Joint Venture
EJV - Joint Venture Investment accounted for under the equity method
NR - Note Receivable

                                                         B-5 Real Property

                                     THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                                                      SCHEDULE OF INVESTMENTS

                                                                           December 31, 2003      December 31, 2002
                                                                          ____________________   _____________________
                                                                                     Estimated              Estimated
                                                            Face Amount    Cost    Market Value    Cost   Market Value
                                                               ________    _______     _______     _______     _______
CASH AND CASH EQUIVALENTS-Percentage of Net Assets........                               10.4%                   10.1%
Federal National Mortgage Assoc., 1.06%, February 4, 2004.  $ 5,974,000 $ 5,967,907 $ 5,967,907        $ -         $ -
Federal Home Loan Mortgage Corp., 0.88%, January 2, 2004..   12,331,000  12,330,520  12,330,520          -           -
Federal National Mortgage Assoc., 1.00%, January 02, 2003.    6,928,000         -            -   6,927,615   6,927,615
Federal National Mortgage Assoc., 1.27%, January 17, 2003.    1,218,000         -            -   1,217,055   1,217,055
Federal Home Loan Mortgage Corp., 1.27%, January 21, 2003.    3,461,000         -            -   3,457,581   3,457,581
Federal National Mortgage Assoc., 1.27%, January 21, 2003.    1,288,000         -            -   1,286,819   1,286,819
Federal National Mortgage Assoc., 1.22%, February 10, 2003    1,000,000         -            -     998,611     998,611
Federal National Mortgage Assoc., 1.22%, February 13, 2003    2,070,000         -            -   2,066,913   2,066,913
Federal Farm Credit Banks, 1.22%, February 14, 2003.......    1,870,000         -            -   1,867,148   1,867,148
                                                                           _______     _______     _______     _______
Total Cash Equivalents....................................              18,298,427  18,298,427  17,821,742  17,821,742
   Cash...................................................                 603,387     603,387     769,407     769,407
                                                                           _______     _______     _______     _______
   Total Cash and Cash Equivalents........................             $18,901,814 $18,901,814 $18,591,149 $18,591,149
                                                                           _______     _______     _______     _______
                                                                           _______     _______     _______     _______

                        The accompanying notes are an integral part of these consolidated financial statements.

                                                           B-6 Real Property

                                           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF

                                     THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                                         For Years Ended December 31, 2003, 2002, and 2001

Note 1: Organization

On April 29, 1988, The Prudential Variable Contract Real Property Partnership (the "Partnership"),  a general partnership  organized under New Jersey law, was formed through an agreement among The Prudential Insurance Company of America  ("Prudential"),  Pruco Life
Insurance Company ("Pruco Life"),  and Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey").  The Partnership was
established  as a means by which assets  allocated to the real estate  investment  option under certain  variable life insurance and variable  annuity  contracts  issued by the  respective  companies  could be  invested in a  commingled  pool.  The  partners in the
Partnership are Prudential, Pruco Life and Pruco Life of New Jersey.

The Partnership's  policy is to invest at least 65% of its assets in direct ownership interests in income-producing  real estate and participating mortgage loans.

The estimated market value of the Partnership's shares is determined daily,  consistent with the Partnership Agreement.  On each day during  which the New York Stock  Exchange is open for  business,  the net asset value of the  Partnership  is  estimated  using the estimated  market  value of its  assets,  principally  as  described  in Notes 2A and 2B below,  reduced by any  liabilities  of the
Partnership.  The periodic  adjustments  to property  values  described in Notes 2A and 2B below and other  adjustments  to previous estimates are made on a prospective basis. There can be no assurance that all such adjustments to estimates will be made timely.

Shares of the Partnership are held by The Prudential  Variable  Contract Real Property  Account,  Pruco Life Variable  Contract Real
Property  Account and Pruco Life of New Jersey  Variable  Contract Real Property  Account (the "Real Property  Accounts") and may be
purchased  and sold at the then current  share value of the  Partnership's  net assets.  Share value is  calculated  by dividing the estimated  market value of net assets of the Partnership as determined above by the number of shares  outstanding.  A contract owner participates in the Partnership through interests in the Real Property Accounts.

Prudential  Real Estate  Investors  ("PREI") is the real estate advisory unit of Prudential  Investment  Management,  Inc.  ("PIM"), which is an indirectly owned subsidiary of Prudential  Financial Inc.  ("PFI").  PREI provides  investment  advisory services to the
Partnership's partners pursuant to the terms of the Advisory Agreement as described in Note 9.

Note 2: Summary Of Significant Accounting Policies

         A:    Basis of  Presentation-The  accompanying  consolidated  financial  statements  are  presented on the accrual basis of accounting.  It is the  Partnership's  policy  to  consolidate  those  real  estate  partnerships  in  which it has a controlling interest. All significant intercompany balances and transactions have been eliminated in consolidation.

         B:    Real Estate  Investments-The  Partnership's  investments in real estate are initially valued at their purchase price.
               Thereafter,  real estate  investments  are reported at their  estimated  market values based upon property  appraisal reports  prepared by  independent  real  estate  appraisers  (members of the  Appraisal  Institute  or an  equivalent organization)  within a reasonable  amount of time following  acquisition  of the real estate and no less  frequently than annually thereafter.  The Chief Real Estate Appraiser of PIM is responsible to assure that the valuation process provides  objective and accurate  property  market value  estimates.  American  Appraisal  Associates (the "Appraisal
               Management  Firm"),  an entity not  affiliated  with PIM,  has been  appointed by PIM to assist the Chief Real Estate
               Appraiser in maintaining and monitoring the objectivity and accuracy of the appraisal process.

               Unconsolidated  real estate  partnerships  are valued at the  Partnership's  equity in net assets as reflected in the partnership's financial statements with properties valued as described above.

                                                              B-7 Real Property

                                         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF

                                     THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                                         For Years Ended December 31, 2003, 2002, and 2001

               As described above,  the estimated  market value of real estate and real estate related assets is determined  through an appraisal  process.  These estimated market values may vary significantly from the prices at which the real estate investments would sell since market prices of real estate  investments can only be determined by negotiation  between a willing buyer and seller. Although the estimated market values represent subjective estimates,  management believes these estimated market values are reasonable  approximations  of market prices and the aggregate value of investments in real estate is fairly presented as of December 31, 2003 and 2002.

         C:    Other Real Estate Investments-Other real estate investments include notes receivable,  which are valued at the amount due and approximate market value.

         D:    Revenue  Recognition-Revenue  from  real  estate  is  recognized  when  earned  in  accordance  with the terms of the respective  leases.  Revenue from certain real estate  investments  is net of all or a portion of related real estate expenses,  as lease  arrangements  vary as to  responsibility  for payment of these expenses  between tenants and the
               Partnership.  Since real estate is stated at estimated  market value,  net income is not reduced by  depreciation  or amortization expense.

         E:    Equity in Income of Real Estate  Partnership-Equity in income from real estate partnership  operations represents the
               Partnership's  share of the current  year's  partnership  income as provided  for under the terms of the  partnership agreements.  As is the case with wholly-owned  real estate,  partnership net income is not reduced by depreciation or amortization  expense.  Frequency of  distribution  of income is determined by formal  agreements or by the executive committee of the partnership.

         F:    Mortgage Loans  Payable-Mortgage loans payable are stated at the principal amount of the obligation  outstanding.  At times the Partnership may assume debt in connection with the purchase of real estate.  At the time of the assumption, the  Partnership  allocates  a portion  of the  purchase  price to the  below/above  market  debt and  amortizes  the premium/discount over the remaining life of the debt.

         G:    Cash and Cash Equivalents-For  purposes of the Consolidated Statements of Cash Flows, all short-term investments with an original  maturity of three months or less are  considered to be cash  equivalents.  Cash  equivalents  consist of investments in the Prudential  Investment Liquidity Pool offered and managed by an affiliate of PFI and are accounted for at market value.

         H:    Other  Assets-Cash  of $216,883 and $237,732  was  maintained  by the wholly  owned and  consolidated  properties  at
               December  31, 2003 and 2002,  respectively,  for tenant  security  deposits  and is  included in Other  Assets on the
               Consolidated  Statements of Assets and Liabilities.  Other assets are net of allowance for uncollectible  accounts of
               $76,800 and $69,000 at December 31, 2003 and 2002, respectively.

         I:    Marketable  Securities-Marketable  securities are highly liquid investments with maturities of more than three months when purchased and are carried at estimated market value.

         J:    Federal Income  Taxes-The  Partnership is not a taxable entity under the provisions of the Internal Revenue Code. The income and capital gains and losses of the  Partnership  are  attributed,  for federal  income tax  purposes,  to the
               Partners in the  Partnership.  The Partnership may be subject to state and local taxes in  jurisdictions  in which it operates.

         K:    Deferred  Financing  Costs-Included in Other Assets are deferred  financing costs amounting to $313,425 and $637,980, which are net of accumulated  amortization  of $713,990 and $190,404 as of December 31, 2003 and 2002,  respectively, and which are being amortized over the term of the related obligation.

                                                           B-8 Real Property

                                         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF

                                     THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                                         For Years Ended December 31, 2003, 2002, and 2001

         L:    Management's Use of Estimates in the Financial Statements-The  preparation of financial statements in conformity with accounting  principles  generally accepted in the United States of America requires  management to make estimates and assumptions  that affect the reported  amounts of assets and liabilities at the date of the financial  statements and the reported  amounts of revenues and expenses  during the reporting  period.  Actual results could differ from those estimates.

         M:    New  Accounting  Pronouncements-In  April  2002,  the FASB  issued SFAS No. 145,  which  rescinded  Statement  No. 4,
               "Reporting Gains and Losses from  Extinguishment of Debt". SFAS No. 145 is effective for fiscal years beginning after
               May 15,  2002.  The  Partnership  adopted  SFAS No. 145 on January 1, 2003,  which had no impact on the  consolidated financial statements of the Prudential Variable Contract Real Property Partnership.

               FASB Interpretation No. 46, "Consolidation of Variable Interest Entities",  ("FIN 46") was issued in January 2003. In
               December 2003, FASB issued a revised  interpretation of FIN 46 ("FIN 46-R"), which supersedes FIN 46. FIN 46-R defers the  effective  date for  applying  the  provisions  of FIN-46 for those  companies  currently  accounting  for their investments in accordance with the AICPA Audit and Accounting  Guide,  "Audits of Investment  Companies"  ("the Audit
               Guide").  The effective date is delayed while the AICPA finalizes the proposed  Statement of Position  ("SOP") on the clarification  of the scope of the Audit  Guide.  Following  the  issuance of the final SOP,  the FASB will  consider modifying FIN 46-R to provide an exception for companies that apply the Audit Guide.  The Partnership is awaiting the final  determination  from the FASB in order to evaluate the extent in which, if any, its equity investments may need to be consolidated as a result of this FIN 46-R.

Note 3: Disclosure of Supplemental Cash Flow Information and Non-Cash Investing and Financing Activity

Cash paid for  interest  during the years ended  December 31, 2003,  2002,  and 2001 was  $2,462,387,  $1,989,473,  and  $1,776,701,
respectively.

During the fourth quarter 2002, in conjunction with the acquisition of a real estate  investment,  the Partnership  assumed mortgage loan financing of $7.4 million.

During the first and second quarters of 2001, in conjunction  with the acquisition of two real estate  investments,  the Partnership assumed mortgage loan financing of $9.0 million and $10.3 million, respectively.

Note 4: Real Estate Partnership

Real estate partnership is valued at the Partnership's  equity in net assets as reflected by the partnership's  financial statements with properties valued as indicated in Note 2B above. The partnership's  combined  financial position at December 31, 2003 and 2002, and results of operations for the years ended December 31, 2003, 2002, and 2001 are summarized as follows:
                                                                                 December 31,
                                                                           2003              2002
                                                                           _______           _______
Partnership Assets and Liabilities
   Real estate at estimated market value......................         $29,450,000       $31,300,000
   Other assets...............................................           1,536,444         1,643,304
                                                                           _______           _______
   Total assets...............................................          30,986,444        32,943,304
                                                                           _______           _______
   Mortgage loans payable.....................................          18,833,958        20,389,498
   Other liabilities..........................................             320,588           362,837
                                                                           _______           _______
   Total liabilities..........................................          19,154,546        20,752,335
                                                                           _______           _______
   Net Assets.................................................         $11,831,898       $12,190,969
                                                                           _______           _______
                                                                           _______           _______
Partnership's Share of Net Assets.............................         $ 8,721,319       $ 8,978,324
                                                                           _______           _______
                                                                           _______           _______

                                                           B-9 Real Property

                                         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF

                                     THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                                         For Years Ended December 31, 2003, 2002, and 2001

                                                                                    Year Ended December 31,
                                                                           2003              2002             2001
                                                                           _______           _______           _______
Partnership Operations
   Rental revenue.............................................         $ 4,473,698       $ 4,170,038       $ 4,497,459
   Real estate expenses and taxes.............................           3,751,112         3,717,425         3,536,948
                                                                           _______           _______           _______
   Net Investment Income......................................           $ 722,586         $ 452,613         $ 960,511
                                                                           _______           _______           _______
                                                                           _______           _______           _______
Partnership's Share of Net Investment Income..................           $ 560,660         $ 276,209         $ 686,801
                                                                           _______           _______           _______
                                                                           _______           _______           _______

Note 5: Mortgage Loans Payable:

Debt includes mortgage loans payable as summarized below:
                                                                           Partnership
                                                    Partnership Debt         Debt as
                                                     as of 12/31/03        of 12/31/02          As of 12/31/03
                                                     _______________         _______         ____________________
                                                             Partnership's
                                                  100% Loan    Share of     100% Loan     Interest   Maturity
                                                   Balance   Loan Balance*   Balance       Rate**      Date    Terms***
                                                   ______      ________      ______      ________      _____     _____
Mortgages of Wholly Owned Properties & Consolidated Partnerships
Jacksonville, FL                                $10,000,000  $ 8,976,000  $ 9,844,318          4.34%   2008      PP, I
Gresham/Salem, OR                                 8,433,665    8,433,665    8,657,061          7.97%   2006    PP, P&I
Hampton, VA                                       9,451,819    9,451,819    9,804,475          6.75%   2018    PP, P&I
Ocean City, MD                                    7,299,010    4,291,818    7,393,254          7.24%   2008    PP, P&I
Raleigh, NC                                       8,750,000    8,750,000            -          3.09%   2008      PP, I
---------------------------------------------------------------------------------------------------------------------------------------
Total                                           $43,934,494  $39,903,302  $35,699,108

Mortgage Loans on Equity Partnership
Kansas City, MO - Ten Quivira                   $ 6,775,930  $ 4,994,538  $ 6,864,726          8.16%   2007    PP, P&I
Kansas City, MO- Ten Quivira Parcel                 974,750      718,488      987,524          8.16%   2007    PP, P&I
Kansas City, MO - Cherokee Hill                   3,129,145    2,306,493    3,172,260          7.79%   2007    PP, P&I
Kansas City, KS - Devonshire                      2,171,880    1,600,893    2,200,342          8.16%   2007    PP, P&I
Kansas City, MO - Brywood Center                  5,782,253    4,262,099    5,858,028          8.16%   2007    PP, P&I
Kansas City, MO - Willow Creek                            -            -    1,306,619             -    2005          -
---------------------------------------------------------------------------------------------------------------------------------------
Total                                           $18,833,958  $13,882,510  $20,389,498

Total Mortgage Loans Payable                                 $53,785,812                       6.33%

*  Represents the  Partnership's  interest in the loan based upon the estimated  percentage of net assets which would be distributed to the  Partnership  if the  partnership  were  liquidated  at December 31, 2003.  It does not  represent  the  Partnership's  legal obligation.
** The Partnership's weighted average interest rate at December 31, 2003 and 2002 were 6.33% and 6.42%,  respectively.  The weighted average interest rates were calculated  using the  Partnership's  annualized  interest expense for each loan (derived using the same percentage as that in (*) above) divided by the Partnership's share of total debt.
***      Loan Terms PP=Prepayment penalties applicable to loan, I=Interest only, P&I=Principal and Interest

On October 9, 2003 the Partnership  refinanced its variable rate debt on the apartment  investment located in Jacksonville,  Florida to a fixed rate of 4.34%.  The interest  rate on the variable  rate debt was  previously  adjusted  annually.  The rate was equal to the 6-month  Treasury rate plus 1.565%.  It was subject to a maximum of 11.345% and a minimum of 2.345%.  On December 31, 2002,  the interest rate on the variable rate debt was 3.235%.

As of December 31, 2003, mortgage loans payable on wholly owned properties and consolidated partnerships are payable as follows:

Year Ending December 31,                                                   (000's)
_______________                                                             _____
   2004.......................................................               $ 719
   2005.......................................................                 774
   2006.......................................................               8,479
   2007.......................................................                 588
   2008.......................................................              26,091
   Thereafter.................................................               7,284
                                                                             _____
   Total......................................................             $43,935
                                                                             _____

                                                          B-10 Real Property

                                         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF

                                     THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                                         For Years Ended December 31, 2003, 2002, and 2001

The mortgage loans payable are secured by real estate investments with an estimated market value of $93,875,000.

As of December 31, 2003, principal amounts of mortgage loans payable on the equity partnership are payable as follows:
                                                                     100% Loan Balance     Partnership's Share
Year Ending December 31,                                                  (000's)                (000's)
_______________                                                         ___________           ____________
   2004.......................................................             $ 268                   $ 198
   2005.......................................................               291                     214
   2006.......................................................               315                     232
   2007.......................................................            17,960                  13,239
                                                                           _____                   _____
   Total......................................................           $18,834                 $13,883
                                                                           _____                   _____
                                                                           _____                   _____

Based on borrowing  rates  available to the  Partnership  at December 31, 2003 for loans with similar terms and average  maturities, the Partnership's  mortgages on wholly owned properties and consolidated  partnerships have an estimated fair value of approximately
$44.9 million and a carrying value of $43.6 million,  which is net of deferred  financing costs of $0.3 million.  The  Partnership's share of equity  partnership debt has an estimated fair value of approximately  $15.4 million and a carrying value of $13.9 million, which is net of deferred  financing costs of $0. Different  assumptions or changes in future market  conditions could  significantly affect estimated fair value.

NOTE 6: Concentration of Risk on Real Estate Investments

At December 31, 2003, the Partnership had real estate investments  located throughout the United States. The  diversification of the account's holdings based on the estimated market values and established NCREIF regions is as follows:
                                                                         Estimated
                                                                       Market Value
   Region                                                                 (000's)               Region %
   ____                                                                 __________              _________
   Southeast..................................................          $ 78,879                    37%
   Mideast....................................................            54,065                    26%
   Pacific....................................................            35,984                    17%
   East North Central.........................................            22,209                    11%
   Mountain...................................................            10,508                     5%
   West North Central.........................................            $8,721                     4%
                                                                          ______
   Total......................................................          $210,366
                                                                          ______
                                                                          ______

The above  allocations  are based on (1) 100% of the  estimated  market value of  wholly-owned  properties  and  consolidated  joint ventures, and (2) the estimated market value of the Partnership's net equity in non-consolidated ventures.

Note 7: Leasing Activity

The  Partnership  leases space to tenants under various  operating  lease  agreements.  These  agreements,  without giving effect to renewal  options,  have expiration  dates ranging from 2004 to 2023. At December 31, 2003, the aggregate  future minimum base rental payments under non-cancelable operating leases for wholly owned and consolidated joint venture properties by year are as follows:

Year Ending December 31,                                                  (000's)
_______________________                                                   _______
   2004.......................................................           $10,344
   2005.......................................................             9,626
   2006.......................................................             8,716
   2007.......................................................             8,142
   2008.......................................................             7,155
   Thereafter.................................................            18,120
                                                                         _______
   Total......................................................           $62,103
                                                                         _______

                                                          B-11 Real Property

                                         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF

                                     THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                                         For Years Ended December 31, 2003, 2002, and 2001

The  above  future  minimum  base  rental  payments  exclude  residential  lease  agreements,  which  accounted  for  39.32%  of the
Partnership's 2003 annual rental income.

Note 8: Commitments and Contingencies

In  1986,  Prudential  committed  to fund up to $100  million  to  enable  the  Partnership  to  acquire  real  estate  investments.
Contributions  to the Partnership  under this commitment  have been utilized for property  acquisitions,  and were to be returned to
Prudential on an ongoing basis from contract  owners' net  contributions  and other available cash. The amount of the commitment has been  reduced by $10 million for every $100 million in current  value net assets of the  Partnership.  As of December 31, 2003,  the cost basis of Prudential's  equity interest in the Partnership  under this commitment (held through the Real Property  Accounts) was
$44 million.  Prudential did not make any  contributions  during the 2002 fiscal year and terminated this commitment on December 31,
2002.

The Partnership is subject to various legal  proceedings  and claims arising in the ordinary  course of business.  These matters are generally covered by insurance. In the opinion of Prudential's  management,  the outcome of such matters will not have a significant effect on the Partnership.

Note 9: Other Related Party Transactions

Pursuant to an investment management  agreement,  PIM charges the Partnership a daily investment management fee at an annual rate of
1.25% of the average  daily  gross  asset  valuation  of the  Partnership.  For the years ended  December  31,  2003,  2002 and 2001 management  fees  incurred by the  Partnership  were $2.5  million,  $2.5  million,  and $2.7  million for each of the three  years, respectively.

The Partnership also reimburses PIM for certain  administrative  services  rendered by PIM. The amounts incurred for the years ended
December 31, 2003,  2002 and 2001 were  $132,380;  $132,380;  and  $118,972,  respectively,  and are  classified  as  administrative expenses in the Consolidated Statements of Operations.

During the years ended December 31, 2003, 2002 and 2001, the Partnership made the following distributions to the Partners:

Year Ending December 31,                                                  (000's)
_______________                                                            _______
   2003.......................................................           $ 6,856
   2002.......................................................            16,143
   2001.......................................................            18,000

Note 10: Financial Highlights

                                                                            For the Year Ended December 31,
                                                                  2003        2002       2001        2000        1999
                                                                 ______      ______     ______      ______      ______
Per Share (Unit) Operating Performance:
Net Asset Value, beginning of period....................        $24.11       $23.82      $22.74     $20.86      $20.27
Income From Investment Operations:
Investment income, before management fee................          1.71         1.63        1.66       1.67        1.52
Management fee..........................................         (0.33)       (0.30)      (0.30)     (0.26)      (0.26)
Net realized and unrealized gain (loss) on investments..         (0.83)       (1.04)      (0.28)      0.47       (0.67)
                                                                 ______       ______      ______     ______      ______

Net Increase in Net Assets Resulting from Operations....          0.55         0.29        1.08       1.88        0.59
                                                                 ______       ______      ______     ______      ______

Net Asset Value, end of period..........................        $24.66       $24.11      $23.82     $22.74      $20.86
                                                                 ______       ______      ______     ______      ______
                                                                 ______       ______      ______     ______      ______

Total Return, before Management Fee (a):................          3.63%        2.52%       6.14%     10.40%       4.22%
Ratios/Supplemental Data:
Net Assets, end of period (in millions).................           $182       $184        $198        $206        $210
Ratios to average net assets (b):
Management Fee..........................................          1.35%        1.28%       1.27%      1.28%       1.25%
Investment Income, before Management Fee................          7.12%        6.85%       7.11%      7.76%       7.30%
(a) Total Return, before management fee is calculated by geometrically linking quarterly returns which are calculated using the formula below:
          Net Investment Income + Net Realized and Unrealized Gains/(Losses)
Beg. Net Asset Value + Time Weighted Contributions - Time Weighted Distributions
(b) Average net assets are based on beginning of quarter net assets

                                                          B-12 Real Property

                                                   Report of Independent Auditors

To the Partners of The Prudential
Variable Contract Real Property Partnership:

In our  opinion,  the  accompanying  consolidated  statements  of assets and  liabilities,  including  the  schedules of real estate investments,  and the related  statements of operations,  of changes in net assets and of cash flows present fairly, in all material respects,  the financial position of The Prudential Variable Contract Real Property  Partnership (the "Partnership") at December 31,
2003 and 2002,  and the results of its  operations  and its cash flows for each of the three years in the period ended  December 31,
2003 in conformity with accounting  principles  generally accepted in the United States of America.  These financial  statements are the  responsibility of The Prudential  Insurance Company of America;  our responsibility is to express an opinion on these financial statements  based on our audits.  We conducted  our audits of these  statements  in accordance  with  auditing  standards  generally accepted in the United States of America,  which  require that we plan and perform the audit to obtain  reasonable  assurance  about whether  the  financial  statements  are free of material  misstatement.  An audit  includes  examining,  on a test basis,  evidence supporting  the amounts and  disclosures  in the financial  statements,  assessing the accounting  principles  used and  significant estimates made by management,  and evaluating the overall  financial  statement  presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 17, 2004

                                                         B-13 Real Property

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Registrant, in connection with certain affiliates, maintains various insurance coverages under which the underwriter and certain affiliated persons may be insured against liability which may be incurred in such capacity, subject to the terms, conditions, and exclusions of the insurance policies.

Arizona, being the state of organization of Pruco Life Insurance Company (“Pruco Life”), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of Arizona law permitting indemnification can be found in Section 10-850 et seq. of the Arizona Statutes Annotated. The text of Pruco Life's By-law Article VIII, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 3(ii) to its Form 10-Q, SEC File No. 33-37587, filed August 15, 1997.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 15. NOT APPLICABLE

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)  Exhibits

(1A)   Distribution    Agreement   between   Pruco   Securities      Incorporated by reference to  Post-Effective  Amendment No.
Corporation  and Pruco Life Insurance  Company                       14 to Form S-6, Registration  No. 2-80513,  filed
with respect to the  Pruco Life Variable Insurance Account.          March  1,  1990  on  behalf  of  the  Pruco Life Variable
                                                                     Insurance Account.

(1B)   Distribution    Agreement   between   Pruco   Securities      Incorporated by reference to  Form S-6, Registration No.
Corporation  and Pruco Life Insurance  Company                       2-89558,  filed February 21, 1984, on behalf of the Pruco
with respect to the Pruco Life Variable Appreciable Account.         Life  Variable Appreciable Account.

(1C)   Distribution Agreement between Pruco Securities               Incorporated by reference to Post-Effective Amendment No. 3
Corporation and Pruco Life Insurance Company with respect to         to this Registration Statement, filed April 9, 1997 on behalf
the Pruco Life Single Premium Variable Annuity Account.              of the Pruco Life Variable Contract Real Property Account.

(3A) Articles of Incorporation of Pruco Life Insurance               Incorporated by reference to  Form S-6, Registration No.
Company, as amended October 19, 1993.                                333-07451, filed July 2, 1996 on behalf of the Pruco Life
                                                                     Variable  Appreciable Account.

(3B) By-Laws of Pruco Life Insurance Company, as amended             Incorporated by reference to  Form 10-Q, Registration No.
May 6, 1997.                                                         033-37587, filed August 15, 1997 on behalf of the Pruco
                                                                     Life Insurance Company.

(3C)  Resolution  of the Board of  Directors  establishing           Incorporated by reference to Post-Effective Amendment No. 3
the Pruco Life Variable Contract Real Property Account.              to this Registration Statement, filed April 9, 1997 on behalf of the Pruco Life Variable Contract Real Property Account.

(4A)Variable Life Insurance Contract.                                Incorporated by reference to Pre-Effective  Amendment No.
                                                                     1 to Form S-6, Registration No. 2-80513,  filed February
                                                                     17, 1983  on  behalf  of  the  Pruco Life  Variable
                                                                     Insurance Account.

(4B)(i) Revised Variable Appreciable Life Insurance                  Incorporated by reference to  Post-Effective  Amendment No. 5
Contract with fixed death benefit.                                   to Form S-6, Registration  No. 2-89558,  filed July 10, 1986 on  behalf  of  the  Pruco Life Variable Appreciable Account.

(4B)(ii)  Revised Variable Appreciable Life Insurance                Incorporated by reference to Post-Effective  Amendment No. 5
Contract with variable death benefit.                                to Form S-6,  Registration  No.  2-89558,  filed July 10, 1986 on  behalf  of  the  Pruco Life Variable Appreciable Account.

(4C) Single Premium Variable Annuity Contract.                       Incorporated by reference to Post-Effective Amendment No. 3 to this Registration Statement, filed April 9, 1997 on behalf of the Pruco Life Variable Contract Real Property Account.

(4D)Flexible Premium Variable Life Insurance Contract.               Incorporated by reference to Post-Effective Amendment No. 3 to this Registration Statement, filed April 9, 1997 on behalf of the Pruco Life Variable Contract Real Property Account.

(5) Opinion and Consent of Clifford E. Kirsch,  Esq., as to the      Filed herewith.
legality of the securities being registered.

(10A)  Investment   Management   Agreement  between  Prudential      Incorporated by reference to Post-Effective Amendment No. 16
Investment   Management,   Inc.  and  The  Prudential  Variable      to Form S-1, Registration No. 33-20083-01, filed April 10, 2003
Contract Real Property Partnership.                                  on behalf of The Prudential Variable Contract real Property
                                                                     Account.

(10B)  Administrative Service  Agreement  among PIM,  Prudential     Incorporated by reference to Post-Effective Amendment No. 17
Insurance Company of America, Pruco Life Insurance Company, and      to Form S-1, Registration No. 33-20083-01, filed April 12, 2004
Pruco Life Insurance Company of New Jersey.                          on behalf of the Prudential Variable Contract Real Property Account.

(10C)   Partnership   Agreement  of  The  Prudential   Variable      Incorporated by reference to  Form 10-K, Registration No.
Contract Real Property Partnership.                                  33-08698,  filed May 2, 1988 on behalf of the Pruco Life
                                                                     Variable Contract Real Property Account.

(23A)   Written   consent   of   PricewaterhouseCoopers LLP,         Filed herewith.
independent accountants.

(23B) Written consent of Clifford E. Kirsch, Esq.                    Incorporated by reference to Exhibit (5) hereto.

(24) Powers of Attorney:

(A)  Vivian L. Banta, Richard J. Carbone, Helen M. Galt              Incorporated by reference to  Post-Effective  Amendment No.
                                                                     5 to Form S-6,  Registration  No.  333-85115, filed
                                                                     June 28, 2001 on behalf of the  Pruco Life  Variable
                                                                     Universal Account.

(B)  James J. Avery, Jr.                                             Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6, Registration No. 333-07451, filed June 25, 1997 on behalf of the Pruco Life Variable Appreciable Account.

(C)  David R. Odenath, Jr., William J. Eckert, IV,                   Incorporated by reference to Form N-4, Registration No.
     Ronald P. Joelson                                               333-52754, filed December 26, 2000 on behalf of the Pruco
                                                                     Life Flexible Premium Variable Annuity Account.

(D)  Andrew J. Mako                                                  Incorporated by reference to Post-Effective Amendment No. 39 to Form N-4, Registration No. 333-37728, filed November
                                                                     14, 2003 on behalf of the Pruco Life Flexible Premium Variable
                                                                     Annuity Account.

(b)  Financial Statement Schedules

     Schedule III-Real Estate Owned by The Prudential  Variable
     Contract  Real  Property   Partnership   and   independent      Filed herewith.
     accountant's report thereon.

ITEM 17. UNDERTAKINGS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

The undersigned Registrant hereby undertakes (a) to file any prospectuses required by Section 10(a) (3) of the Securities Act of 1933 as Post-Effective Amendments to this Registration Statement, (b) that for the purposes of determining any liability under the 1933 Act, each such Post-Effective Amendment may be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time may be deemed to be in the initial bona fide offering thereof, (c) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent Post-Effective Amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, (d) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, (e) to remove from registration by means of a Post-Effective Amendment any of the securities being registered which remain unsold at such time as the offering of such securities may be terminated.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Pruco Life Insurance Company has duly caused this Post-Effective Amendment No. 11 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, State of New Jersey on the 8th day of April, 2004.

Pruco Life Insurance Company
In Respect of
Pruco Life
Variable Contract Real Property Account

By: /s/Pamela A. Schiz
Pamela A. Schiz
Vice President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 11 to the Registration Statement has been signed below by the following Directors and Officers of Pruco Life Insurance Company in the capacities indicated on this 8th day of April, 2004.

         Signature and Title

/s/*____________________________
Vivian L. Banta
Chairperson and Director

/s/*____________________________
Andrew J. Mako
President and Director

/s/*____________________________
William J. Eckert, IV
Vice President and Chief Accounting Officer

/s/*____________________________
James J. Avery, Jr.
Director

/s/*____________________________                             * By:  /s/ Thomas C. Castano
Richard J. Carbone                                                      Thomas C. Castano
Director                                                                (Attorney-in-Fact)

/s/*____________________________
Helen M. Galt
Director

/s/*____________________________
Ronald P. Joelson
Director

/s/*____________________________
David R. Odenath, Jr.
Director

EXHIBIT INDEX

(a)    (5)      Opinion  and  Consent of Clifford  E.  Kirsch,  Esq. As to the  legality of the         II-
                securities being registered.

       (23A)    Written consent of PricewaterhouseCoopers LLP, independent accountants.                 II-

(b)    Financial Statement Schedules:
       Schedule  III-Real  Estate  Owned by The  Prudential  Variable  Contract  Real  Property         II-
       Partnership and independent accountant's report thereon.